Filed Pursuant to Rule 424(b)(5)

Registration No. 333-164628

Prospectus Supplement
(to Prospectus dated February 22, 2010)

2,000,000 Shares

AUTOCHINA INTERNATIONAL LIMITED

ORDINARY SHARES

We are offering to certain investors, pursuant to this prospectus supplement and the accompanying base prospectus, up to an aggregate of 2,000,000 of our ordinary shares at a purchase price of $35.00 per share. Our ordinary shares are currently traded on the NASDAQ Capital Market under the symbol “AUTC.” On March 22, 2010, the closing sale price of our ordinary shares was $44.73 per share.

We have engaged Rodman & Renshaw, LLC, as a lead placement agent and Chardan Capital Markets, LLC as a co-placement agent for the securities offered hereby.  The placement agents are not required to sell any specific number or dollar amount of securities. The placement agents have agreed to use their reasonable best efforts to sell the securities offered by this prospectus supplement. We have agreed to pay the placement agents the placement agent fees set forth in the table below.
	PER SHARE	TOTAL
Public Offering Price	$35.00	$70,000,000
Placement Agent Fees	$1.75	$3,500,000
Proceeds to us (before expenses)	$33.25	$66,500,000

We have granted the placement agents the right for a period of 45 days to place an additional 300,000 ordinary shares for us on the same terms and conditions. If the placement agents exercise this right in full, the total placement agent fees payable by us, before expenses, will be $4,025,000 and the total proceeds to us, before expenses, will be $76,475,000.

Certain investor funds will be deposited into an escrow account and held until jointly released by us and the lead placement agent on the date the securities are to be delivered to the investors.  All funds will be held in a non-interest bearing account.

Investing in our ordinary shares involves a high degree of risk. Please read “Risk Factors” beginning on page S-14, page 3 of the accompanying base prospectus and the reports we file with the Securities and Exchange Commission that are incorporated by reference into this prospectus supplement to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Placement Agents

Rodman & Renshaw, LLC	Chardan Capital Markets, LLC

Prospectus Supplement dated March 23, 2010

Table of Contents

Prospectus Supplement

Prospectus Supplement Summary	S-1
Risk Factors	S-14
About This Prospectus Supplement	S-33
Cautionary Note Regarding Forward-Looking Statements	S-34
Use of Proceeds	S-36
Per Share Market Information and Dividends	S-37
Capitalization and Indebtedness	S-39
Exchange Rate Information	S-40
Description of Ordinary Shares	S-41
Plan of Distribution	S-44
Taxation	S-47
Expenses	S-58
Legal Matters	S-59
Where You Can Find More Information	S-59

Prospectus

Prospectus Summary	1
Risk Factors	3
About This Prospectus	4
Cautionary Note Regarding Forward-Looking Statements	5
Use of Proceeds	6
Ratio of Earnings to Fixed Charges	7
Capitalization and Indebtedness	8
Description of Ordinary Shares	9
Description of Preferred Shares	10
Description of Warrants	11
Description of Subscription Rights	12
Description of Debt Securities	14
Plan of Distribution	23
Expenses	27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28
Incorporation of Certain Information by Reference	29
Indemnification	30
Legal Matters	31
Experts	31
Where You Can Find More Information	31
Enforcement of Civil Liabilities	32

S-i

Prospectus Supplement Summary

This summary highlights key information contained elsewhere in this prospectus supplement and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus supplement and the accompanying base prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus supplement and the accompanying base prospectus refer, before making an investment decision.

Unless otherwise stated in this prospectus supplement,

•	“AutoChina”, “we,” “us”, “our” or “company” refer to AutoChina International Limited (together with its subsidiaries and affiliated entities);

•	“ACG” refers to AutoChina Group Inc. (together with its subsidiaries and affiliated entities);

•	“PRC” or “China” refer to the People’s Republic of China;

•	“dollars” or “$” refer to the legal currency of the United States.

Overview

AutoChina International Limited (“AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, we had no operating business.

At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales, servicing and leasing segment, which provides financing to customers to purchase commercial vehicles and related services, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, we agreed to sell our automotive dealership segment for a purchase price of RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing and leasing segment.

Our Company

We believe we own and operate China’s largest commercial vehicle sales, servicing, leasing, and support network. Through our 178 store network, each of which is company-owned and operated, we offer a one-stop shopping experience for commercial vehicles and related services. We focus on leasing commercial vehicles, providing after-sales support and road-side assistance through our growing store network, and providing our customers with value-added services for them to successfully operate their vehicles.

Our product and service offerings are specifically designed to allow our customers to conveniently and affordably own and operate for-profit commercial vehicles. We manage the licensing and permitting process for our customers and our leasing program allows our customers to pay for a vehicle using installment payments. During the term of the lease, we remove the administrative burden of ownership from the customer so that they can focus on operating their vehicle and generating income. We also offer our customers optional value-added services to simplify and enhance their ownership experience, such as providing financing for tire and diesel fuel purchases. We feel that our high degree of specialization, our customized product and service offering, our growing store network, and our high customer service standards are very attractive to our commercial vehicle customers in China.

We have been able to expand quickly and efficiently due to our business model that is designed to be highly scalable. Since March 2008, when we started our commercial vehicle sales, servicing and leasing business, through February 28, 2010, we have opened 178 store branches and leased 9,848 commercial vehicles. This is possible because we do not carry inventory (we do not purchase vehicles until our customers make their initial down payment), our stores require only a small amount of capital to open, and there is a high degree of standardization across our business.

Since all of our store branches are company-owned, we are able to maintain strict control over process and procedures. Each of our stores is identical in a number of aspects such as look and feel, staffing requirements, support infrastructure, business processes, product and service offering, and pricing. We open our stores in close proximity to our target customers, which tends to be in rural areas where operating costs are relatively low compared to urban areas. We lease instead of own the real estate for our stores. We staff our stores with employees from the local area which is advantageous because these employees can leverage their familiarity with the local customer base. We provide all of our new employees with training from both our corporate headquarters and from existing stores to facilitate continued standardization of our business practices.

Corporate Development and History

ACG, which was formerly known as “KYF Inc.”, was a holding company incorporated in July 2007 by Mr. Yong Hui Li. On the date of incorporation, 1,000 ordinary shares at $0.001 each were issued to Mr. Yong Hui Li. Mr. Yong Hui Li subsequently transferred all of the issued and outstanding shares to his affiliates. On the date immediately prior to AutoChina’s business combination with ACG, the sole shareholder of ACG was Honest Best Int’l Ltd. (“Honest Best”), a company which is wholly owned by Ms. Yan Wang, Mr. Li’s wife.

ACG was initially engaged solely in the automotive dealership business, which was primarily located in Hebei Province of China. Although ACG was incorporated in 2007, its automotive dealership business (through predecessor entities) was in operation since 2000. Prior to the incorporation of ACG in 2007, the automotive dealership business was conducted by Hua An Investment and Huiyin Investment, which became the largest of ACG’s variable interest entities following its incorporation. ACG (including its subsidiaries and variable interest entities) was an integrated automotive dealership company engaged in sales of automobiles, spare parts and after sales services, consisting of 12 new automobile franchises in 25 automotive dealerships, located primarily in Hebei Province of the PRC. On December 14, 2009, we consummated the sale of the automotive dealership segment as described below.

In March 2008, ACG commenced its full-service commercial vehicle sales, servicing and leasing business pursuant to which it provides sales-type leasing services for customers to acquire commercial vehicles in China. On August 8, 2008, ACG changed its name from “KYF Inc.” to “AutoChina Group Inc.”

ACG’s commercial vehicle sales, servicing and leasing business is mainly operated by the Auto Kaiyuan Companies, which consists primarily of three companies: Kaiyuan Logistics, Kaiyuan Auto Trade and Hebei Xuhua Trading. Each is a limited liability corporation established under the laws of the PRC.

On November 26, 2008, through ACG’s wholly owned subsidiary Fancy Think Limited, and in turn through Fancy Think Limited’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), ACG executed a series of contractual arrangements (the “Enterprise Agreements”) with the Auto Kaiyuan Companies and their shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd. (the “AKC Shareholder”). Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from the AKC Shareholder, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and ACG is the primary beneficiary of those entities. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC.  As a result, the Auto Kaiyuan Companies are consolidated as variable interest entities.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

On June 15, 2009, we agreed to sell our automotive dealership business for a purchase price of RMB470 million ($68.8 million on December 14, 2009). The sale of the automotive dealership business was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales, servicing and leasing business.

The following chart illustrates our corporate structure as of December 31, 2009:

(1)	The public company, listed on the NASDAQ Capital Market under the symbol “AUTC”.
(2)
Hebei Xuhua Trading is the entity AutoChina indirectly acquired control of through contractual arrangements that held the cash consideration paid to AutoChina in connection with its sale of the automobile dealership business.

(3)
Chuangsheng Trading was formed in connection with the new commercial vehicle financing structure, however it has not commenced any operations.  The company may in the future use Chuangsheng Trading as an acquisition or restructuring vehicle, though it does not currently have any plans to do so.

(4)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade.

AutoChina’s principal executive office is located at No. 322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.autochinaintl.com.  The information on our website is not part of this Annual Report.

Our Products and Services

We currently focus on providing a lease-to-own program that includes after-sales service and support for Class 8 heavy trucks (gross vehicle weight rating “GVWR” of over 33,000 lbs). Our customers can select to lease a truck of any make or model. As a result the mix of trucks we lease tends to follow general market trends in China and currently includes trucks from market leading manufacturers such as Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd., Dongfeng Motor Corporation, Shaanxi Automobile Group, and SAIC-Iveco Hongyan Commercial Vehicle Company. During the lease term we own and are the legally titled owner of the vehicle. At the expiration of the lease, when the customer has fully paid for the vehicle, the ownership and title of the vehicle is transferred to the customer.

Our standard lease program currently includes a number of services that we charge a membership fee for, such as licensing and permit services, insurance services, registration services, and access to our store branch network for support services. We ensure that all of our customers are properly licensed and have the appropriate permits to operate their commercial vehicles. We submit the requisite applications on their behalf and are often able to leverage our experience to facilitate approvals. We ensure that the leased vehicles are properly insured and registered. Insurance premiums and registration fees are passed through to the customer, and insurance premiums are paid once per year in advance. The registration fee is paid once at the initiation of the lease. We handle all of the related ongoing administration and paperwork involved with commercial vehicle ownership so that our customers can focus on operating their business. GPS tracking of the vehicle, for which we charge a fee, is mandatory for all of our customers. Customer support is offered by each store branch in our network. Each store is staffed 24 hours a day, 7 days a week for customer support purposes. If a customer has a problem with their vehicle, they can contact our nearest store and arrange for roadside assistance or other repair measures. We believe that our emphasis on, and ability to deliver, high levels of customer service is a competitive advantage.

The standard length of our leases is 26 months. After an initial down payment and membership fee that together have historically averaged at least 25% of the market value of the vehicle, our customers make 24 equal monthly payments over the term of the lease (except that customers are not required to make a payment during the month of the annual Chinese New Year national holiday, which usually occurs in January or February). Furthermore, our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. At the end of the 26 month lease, the vehicle is fully paid off and title to the vehicle is transferred to the customer.  Since ownership is transferred to the customer following the lease, our lease structure inherently does not depend on residual values. We believe that our leasing model has significantly less risk than other lease structures that do depend on residual values.

We also offer optional value-added services to our customers such as financing for tire and diesel fuel purchases. Customers can pay for new tire purchases from approved vendors over a 3-month term through this service. Customers can also pay for diesel fuel purchases from approved fueling stations using a 1-month revolving credit facility. We charge a fee for using these value-added services and also receive commissions from the approved vendors who have partnered with us. We are continually evaluating new value-added offerings for inclusion in our product and service mix.

Our Customers

Our target customers are owners or owner-operators in the transportation industry. Our customers are predominantly located in rural areas of China and usually have prior long haul trucking experience. Our stores are also located in rural areas to maintain close proximity to our customers.

We feel that our product and service offering is superior to other options that our owner and owner-operator customers can pursue. These options include outright purchase, bank financing, and leasing from competitors similar to AutoChina. We feel that our lease program is superior to an outright purchase because our customers may not have the capital to fund a vehicle purchase up front, they may not have the time or ability to manage the administrative aspects of commercial vehicle ownership, and our lease program allows our customers to focus on operating their vehicle to generate income. We feel that our lease program is superior to bank financing because of the shorter lead-time to vehicle ownership (usually a few weeks for our application and approval process compared to a few months for banks – primarily due to our focus only on leasing commercial vehicles and our high level of customer service), the administrative burden of vehicle ownership that we remove from the customer, and the broad support network that our store branches provide. We feel that our product and service offering is superior to direct competitors, who may attempt to offer similar lease structures, due to our know-how and experience servicing commercial vehicle leasing customers, our growing store network, our emphasis on customer service, and our significant size and scale advantage (our competitors are smaller and often operate only a single store).

We believe that our target customers have historically been underserved by financial institutions due to their location in rural areas. We believe most financial products have been targeted at customers in predominantly urban areas of China where both earnings and growth in earnings have historically been higher. Our ability to profitably and efficiently service these rural customers allows us to capitalize on this largely underpenetrated market.

Credit Control System

Since there are not yet any established credit rating systems in China, it is critical for AutoChina itself to be able to evaluate and manage its customers’ credit risk. We accomplish this through a comprehensive and proprietary credit control system that begins with a new customer screening process and continues with ongoing post-lease credit rating and review. Our credit control system is designed to minimize the risk of default and, when default does occur, to minimize our exposure to loss. Our rating system also determines if a customer is eligible to purchase optional value-added services.

All new customers must successfully pass a proprietary 21-point application and screening process before beginning a lease. Furthermore, the final approval must be given by our corporate headquarters, which carefully reviews each application. The application and screening process is hands-on and labor intensive and requires reference checks of family and friends, a guarantor, a criminal background check, and documentation of all parties’ “hukou” (household registration record), among other things. A key component of our credit control system is a large down payment that varies depending on how much credit risk we believe a particular customer poses. The down payment percentage can range between 0-80% of the vehicle cost, not including our membership fee. Our company policy is that the total down payment and membership fee for first time customers must be at least 25% of the market value of the vehicle. In addition, historically our down payment and membership fee combined have averaged at least 25% of the fair market value of the vehicle. This large down payment gives our customers a significant vested interest in our lease program and therefore makes it less likely for them to walk away from a lease. In addition, it provides us with a great deal of protection in case a lease does terminate early, since the amount of proceeds we could re-sell or re-lease the vehicle for will likely be equal to or higher than our carrying value, which represents the total lease payments that are outstanding, for the vehicle. We have leased 9,848 trucks as of February 28, 2010. During 2009, there were 9 vehicles repossessed from customers and subsequently resold. The total proceeds on the re-sales of these 9 vehicles exceeded our total carrying value for these vehicles. There are 3 additional vehicles that are still in the process of being repossessed. During 2008, no vehicles were repossessed.

We own the property rights to the vehicles that we lease during the lease term. Therefore, if a customer becomes delinquent in payments to us, we can simply take possession of the vehicle without having to resort to legal action. This is a significant advantage compared to traditional borrowing arrangements where the lender would have to use the legal system to resolve disputes and before taking possession of the vehicle.

New Commercial Vehicle Financing Structure

In late September 2009, we implemented a new structure in which CITIC Trust Co. Ltd. (“CITIC Trust”), a division of CITIC Group (“CITIC”), acts as an intermediary for all of our leases. Our new wholly owned subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) has engaged CITIC Trust to act as trustee for a trust fund (“Trust Fund”) set up for the benefit of Chuangjie Trading. The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase a commercial vehicle) requires a written order to the Trustee from Chuangjie Trading. This structure is implemented through a non-exclusive 3-year contractual relationship that is automatically renewable and unilaterally amendable and cancellable by CITIC Trust.

Under our old commercial vehicle financing model, after a customer lessee initiated an application for financing by selecting a vehicle they would like to purchase, our store branch would conduct the relevant credit checks and issue an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary). Under the new commercial vehicle financing structure, the commercial vehicle purchase order will be issued (upon completion of credit checks) by a store branch to Chuangjie Trading who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center will enter into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request.

Information Technology Systems

We use a customized enterprise resource planning system to manage our business. Our centralized corporate headquarters is linked to each store branch via this system. This allows for seamless communication and data transfer between our headquarters and each store. The system also governs most of our standardized business processes. For example, during the new customer application process, employees must complete certain forms in the system, which corporate headquarters then reviews. Management is also able to obtain real-time operating and performance data from the system in order to make better management decisions and to properly manage our operations.

Competition

We generally face competition from direct and indirect competitors. Our direct competitors maintain physical stores like we do and may attempt to operate in a similar fashion. However, we believe that they are much smaller in scale than AutoChina and have at most a few stores in their store network. We believe these competitors are typically owned locally and also lack a standardized and sophisticated business model.

We consider indirect competition to come mainly from banks. Banks provide loans for commercial vehicles, among other things. A key difference between bank financing and our lease program is that banks use the vehicle only as collateral, whereas AutoChina actually becomes the legally registered owner of the vehicle. Because of this, banks generally have to go through the legal system in order to repossess a vehicle. Banks generally are also not capable of providing service and support to the customer that is specific to commercial vehicle ownership or operation.

Our Industry

According to a report published in September 2009 by Frost and Sullivan, a leading publisher of industry market research, China is the world’s largest market for Class 8 heavy trucks, estimated to be 5 times the size of the U.S. market and 3 times the size of the European market. A February 2010 article from Automotive World estimated that 2009 heavy truck sales in China exceeded 600,000 units, an all-time record.

In terms of growth, China’s continued economic development, industrialization, and the improvement of its infrastructure are the basic demand drivers for commercial vehicles. According to Frost and Sullivan, China’s agriculture and industry sectors combined account for about 60% of China’s GDP. This is double the world average of 30% and also higher than the developing nation’s average of 49%. These two sectors have helped to amplify demand for road transportation and have also increased cargo turnover. According to Frost and Sullivan, “The emulation of western logistics practices and the creation of massive road infrastructure to facilitate local and global trade will further catalyze freight movement using trucks.”

In addition, growth in the heavy truck market is also being driven by certain government legislation in China. The final phase-in of charge-by-weight laws that severely penalize overloaded vehicles should increase the total market for heavy trucks. Increases in diesel fuel taxes resulting from a recent governmental shift from taxing trucks by a combination of capacity and income to taxing truck usage by fuel consumption is anticipated to drive demand for new trucks with more fuel-efficient engines. Finally, harmonization of Chinese truck emission rules with those of the U.S. and Europe – expected to occur in stages between 2010 and 2012 – will boost demand for new trucks with the required emission control systems.

In October 2005 the Ministry of Communication issued “Guidelines on Trial Implementation of the Charge-by-weight Policy on Toll Road” which requires as well as gives guidance to apply the original Charge-by-weight policy, passed in 2000, throughout all of China. By the end of November 2008, there were 24 provinces and municipalities that have carried out the Charge-by-weight policy. It is estimated that the policy will be applied to over 90% of highways and provincial roads in China by 2010.

The market for heavy trucks in China is dominated by domestic Chinese manufacturers. Chinese made heavy trucks cost one-fourth to one-third as much as foreign made heavy trucks. The lower production cost in China is attributable to a number of factors including larger scale and production volume, lower labor costs, and differences in technology. The majority of the market is controlled by the following manufacturers: Sinotruk Limited, FAW Group Corporation, Beiqi Foton Motor Co., Ltd. (Foton), Dongfeng Motor Corporation, Shaanxi Automobile Group, and SAIC-Iveco Hongyan Commercial Vehicle Company. In December 2009 Sinotruk’s principal subsidiary, China National Heavy Duty Truck Group Corp., announced that it had become the world’s second largest heavy truck maker by volume, second only to Mercedez-Benz (Daimler).

Recently, foreign heavy truck manufacturers have increased their efforts to participate in China’s heavy truck market. In December 2009, Hyundai Motor Co. announced a $400 million joint venture with China’s Baotou Bei Ben Heavy-Duty Truck Co Ltd. In October 2009, NC2 Global LLC, a truck maker set up by Caterpillar Inc. and Navistar International Corp., announced a joint venture of at least $300 million with Chinese truck maker Anhui Jianghuai Automobile Co. Also, in October 2009, German truck maker MAN SE acquired a 560 million Euro minority stake in China’s Sinotruk.

Our Strategy

We wish to firmly establish ourselves as the preeminent provider of commercial vehicle sales, servicing and leases in China and to expand our store branch network across the entire country. We envision being able to grow quickly due to the low cost of opening a new store and by leveraging our highly standardized business model. We plan to maintain strict control over our product and service offering through 100% ownership of all of our store branches. Our goal is to enable our customers to succeed while maintaining our own profitability. We realize that their livelihood and ability to operate commercial vehicles for profit is paramount to our own success. We wish to continue offering and introducing innovative new products and services to our customers that will enhance their ability to operate their commercial vehicles profitably.

We would like to accomplish all of these things efficiently and cost effectively while enhancing value to our shareholders.

Our Strengths

Leading Provider of Commercial Vehicle Leases to Owners and Owner Operators. We believe we own and operate the largest commercial vehicle sales, servicing, leasing, and support network in China. We believe that we have developed a strong market position in a fragmented market in a short amount of time and are poised to continue growing while maintaining our market leadership. We believe that our growing product and service mix is unmatched in the industry and that we have a strong brand in China that is well-regarded and trusted by our customers. We believe that our recent partnership with CITIC has and will continue to enhance our brand name. We feel that we have significant competitive advantages over both indirect competitors such as banks and also direct competitors who are generally much smaller in size and scale.

We Operate in the World’s Largest Market for Heavy Trucks. According to a September 2009 research report published by Frost and Sullivan, China is the largest market for heavy trucks in the world, surpassing the size of the European market by approximately 3 times and the U.S. market by approximately 5 times. We believe that China’s continued economic growth and industrialization will likely cause the demand for heavy trucks to continue growing for many years. Since our customers can select a truck of any make or model, we believe we are well positioned to benefit from any growth in the market despite which trucks may be popular at the time.

Our Proprietary Credit Control System Minimizes Risk and Potential Losses. We believe that our proprietary credit control system allows us to profitability service an underserved market segment with a minimum amount of risk. Our screening and approval process helps to ensure that we only accept customers who we believe will be able to fulfill the terms of our lease. Our leases are structured such that the large initial payment provides us with significant protection in case a customer does default. We believe that being the legal owner of the vehicle during the term of the lease also provides us with an advantage in case of a default. Our ability to track the physical location of all our leased vehicles is also very important in order to deter defaults and to mitigate loss in case of a default.

Our Growing Store Branch Support Network Provides us with a Strong Competitive Advantage. We believe that our store branch support network differentiates us from our competitors and allows our business to grow rapidly. Indirect competitors, such as banks, typically offer no such support network and direct competitors are generally much smaller in size and have at most a few stores in their network. Having access to a large, geographically diverse store network to rely on is usually a key consideration in our customers’ commercial vehicle leasing decision. Our high level of standardization across our stores and the low capital investment required also makes it easier for us to open new stores. For example, existing stores are used as training bases for new employees who will staff new stores.

Our Partnership with CITIC Differentiates us from our Competitors. We believe that we are the only provider of commercial vehicle leases to owners and owner-operators that uses CITIC Trust as an intermediary. CITIC has a strong reputation and a great deal of name recognition due to their China CITIC Bank operation, which is one of the top ten banks in China. We are able to leverage the CITIC brand name with our customers to enhance our own brand name. Our partnership with CITIC Trust may also help us to obtain financing in the future in addition to potentially increasing our ability to work directly with China CITIC Bank.

We have a Business Model that is Designed to be Profitable and Scalable. We believe that the small amount of capital required to open a new store and the high level of standardization across our business model allows us to expand our store branch network quickly and efficiently. In addition, we believe that our proprietary credit control system and our lease structure allows us to profitably serve our customers. As a result we believe that we are well positioned to grow profitably in the largest market for heavy trucks in the world.

Recent Developments

On January 8, 2010, we completed a warrant redemption for all of our outstanding warrants. Immediately prior to the announcement of the warrant redemption there were approximately 4.2 million warrants issued and outstanding, including 1.43 million warrants issued to insiders prior to the our initial public offering. Each warrant entitled the holder to purchase one of our ordinary shares at an exercise price of $5.00 per share. Prior to the redemption date, a total of 4,080,690 warrants were exercised, equal to approximately 97.8% of all warrants subject to redemption. The remaining 91,418 warrants were redeemed and the holders of those warrants were paid the sum of $0.01 per warrant. Following the redemption we had a total of 15,076,410 ordinary shares issued and outstanding.  We received total proceeds from all warrant exercises of approximately $20.4 million and intend to use the proceeds from the warrant redemption to continue the expansion of our commercial vehicle servicing, sales and leasing business.

On March 22, 2010, we issued a press release announcing audited financial results for our fourth quarter and year ended December 31, 2009.

On March 22, 2010, pursuant to the earn-out provision in the share exchange agreement entered into in connection with the business combination AutoChina issued 2,603,456 ordinary shares to Honest Best Int’l Limited.  Following the issuance of such shares we had an aggregate of 17,679,866 ordinary shares issued and outstanding.

Corporate Information

AutoChina’s principal executive office is located at No. 322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. Our telephone number is +86 311 8382 7688.  Our principal website is located at http://www.autochinaintl.com.  The information on our website is not part of this prospectus supplement or the accompanying base prospectus.

The Offering

Ordinary shares offered by us	2,000,000 shares
Ordinary shares to be outstanding after this offering	19,679,866 shares, assuming no exercise of the placement agents’ overallotment option; 19,979,866 if the placement agents exercises the overallotment option in full.[1]
NASDAQ Capital Market Symbol	AUTC
Use of Proceeds
We intend to use the net proceeds for general corporate purposes, which may include additions to working capital, capital expenditures, financing of acquisitions and other business combinations, and investments in or extensions of credit to our subsidiaries.  Accordingly, management will have broad discretion on the use and application of the net proceeds from this offering.

Dividend Policy	We have not paid any dividends on our ordinary shares to date and do not anticipate paying any in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.
Risk Factors
See “Risk Factors” in this prospectus supplement and the accompanying base prospectus and other information included or incorporated by reference in this prospectus supplement and the accompanying base prospectus.

Transfer Agent and Registrar	American Stock Transfer & Trust Company

__________________
1 We have granted the placement agents an option for a period of 45 days to purchase an additional 300,000 ordinary shares from us on the same terms and conditions.

The number of ordinary shares to be outstanding after this offering is based on 17,679,866 ordinary shares outstanding on March 22, 2010 and excludes the following:

•	1,202,784 ordinary shares issuable upon the exercise of outstanding stock options;

•	472,216 ordinary shares available for future grant or issuance pursuant to our equity incentive plan; and

•
Shares issuable pursuant to the earn-out provision in the share exchange agreement entered into in connection with the business combination, whereby AutoChina agreed to issue between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a certain minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the share exchange agreement) for each year, through the year ended December 31, 2013.

Summary Consolidated Financial Information

SUMMARY FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements of AutoChina included in the company’s 2009 Annual Report on Form 20-F beginning on page F-1.  The following summary consolidated financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from the audited consolidated financial statements of ACG not included in the company’s 2009 Annual Report on Form 20-F.  The below selected financial data does not include information relating to certain discontinued operations. This information is only a summary and should be read together with the consolidated financial statements, the related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AutoChina” and other financial information included in this Annual Report.

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or “U.S. GAAP.” The results of operations of AutoChina in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Selected Consolidated Financial Data
(In thousands of U.S. Dollars, except per share amounts)

	As of December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data –
Cash and cash equivalents	$36,768	$3,869	$—	$—	$—
Restricted cash	$12,450	$—	$—	$—	$—
Total current assets	$200,877	$170,096	$128,883	$103,713	$43,113
Total assets	$296,144	$180,387	$128,883	$103,713	$43,113
Total current liabilities	$187,146	$119,275	$91,078	$81,178	$33,968
Total liabilities	$188,869	$119,749	$91,078	$81,178	$33,968
Total equity	$107,275	$60,638	$37,805	$22,535	$9,145

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Statement of Operations Data–

Revenues	$325,454	$36,298	$—	$—	$—

Cost of sales	292,673	31,970	—	—	—

Gross profit	32,781	4,328	—	—	—

Operating expenses	9,144	2,980	—	—	—

Income from operations	23,637	1,348	—	—	—

Other income (expense)	(4,589)	9	—	—	—

Income from continuing operations before income taxes	19,048	1,357	—	—	—

Income tax provision	(3,828)	(185)	—	—	—

Income from continuing operations	15,220	1,172	—	—	—

Income from discontinued operations, net of taxes	9,695	6,871	4,775	2,742	1,416
Gain on disposal of discontinued operations, net of taxes	5,675	—	—	—	—
Realization of foreign currency translation gain relating to discontinued operation	5,717	—	—	—	—
Income from discontinued operations	21,087	6,871	4,775	2,742	1,416

Net income attributable to shareholders	$36,307	$8,043	$4,775	$2,742	$1,416

Earnings per share (1) –

Basic
Continuing operations	$1.71	$0.15	$—	$—	$—
Discontinued operations	$2.36	$0.89	$0.62	$0.36	$0.18
	$4.07	$1.04	$0.62	$0.36	$0.18

Diluted
Continuing operations	$1.31	$0.15	$—	$—	$—
Discontinued operations	$1.81	$0.89	$0.62	$0.36	$0.18
	$3.12	$1.04	$0.62	$0.36	$0.18

Weighted average shares outstanding (1) –
Basic	8,919,403	7,745,625	7,745,625	7,745,625	7,745,625
Diluted	11,645,211	7,745,625	7,745,625	7,745,625	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	15,220	1,172	—	—	—
Income from discontinued operations, net of taxes	21,087	6,871	4,775	2,742	1,416
Net income	$36,307	$8,043	$4,775	$2,742	$1,416

(1)
The calculation of weighted average shares outstanding and earnings per share reflects the retroactive restatement of AutoChina's shareholders’ equity to account for the effect of the reverse merger completed on April 9, 2009.

Risk Factors

An investment in our securities involves risk. The discussion of risks related to our business contained in this prospectus supplement or the accompanying base prospectus comprises material risks of which we are aware. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer.  The discussion of risks related to our business contained in this prospectus supplement or the accompanying base prospectus also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

You should carefully consider the following risk factors, together with all of the other information included in this prospectus supplement and the accompanying base prospectus.

Risks Relating to our Business

ACG’s growth is dependent upon, among other factors, the availability of suitable sites, without which it may not be able to continue to increase revenues.

ACG leases a majority of the properties where its commercial vehicle financing and service centers are located. If and when ACG decides to open new commercial vehicle financing and service centers, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of its commercial vehicle financing and service center base and could limit its expansion strategy.

Competition may adversely affect ACG.

ACG believes it is the market leader in an underserved market. New competition may reduce ACG’s growth prospects or its level of profitability. Competitors may attempt to copy or replicate ACG’s business model. This could have an adverse effect on ACG’s business.

We may have difficulty obtaining external financing to implement our organic growth strategy.

The primary means of growing our business is through leasing more commercial vehicles. This typically requires us to raise additional external financing. If we are unable to raise external financing it could limit our ability to grow our business.

We may have difficulty managing rapid growth.

As we grow we expect to add additional commercial vehicle financing and service centers to our store branch network. Managing a large number of separate physical locations could present us with administrative and logistical challenges that may inhibit our ability to grow. We may need to add additional personnel, information technology infrastructure, or physical locations to support our operations, which could adversely affect our operating performance.

Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by ACG or by third-party service providers, could damage its reputation, expose it to the risks of litigation and liability, disrupt its business or otherwise harm its results of operations.

In the normal course of business, ACG collects, processes and retains sensitive and confidential customer information. Despite the security measures it has in place, its facilities and systems, and those of third-party service providers, could be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by ACG or by third-party service providers, could damage its reputation, expose it to the risks of litigation and liability, disrupt its business or otherwise harm its results of operations.

Claims that the software products and information systems that ACG relies on are infringing on the intellectual property rights of others could increase its expenses or inhibit it from offering certain services.

A number of entities, including some of ACG’s competitors, have sought, or may in the future obtain, patents and other intellectual property rights that cover or affect software products and other components of information systems that ACG relies on to operate its business.

While ACG is not aware of any claims that the software products and information systems that it relies upon are infringing on the intellectual property rights of others, litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. If a court determines that one or more of the software products or other components of information systems ACG uses infringe on intellectual property owned by others or ACG agrees to settle such a dispute, it may be liable for money damages. In addition, ACG may be required to cease using those products and components unless it obtains licenses from the owners of the intellectual property, redesigns those products and components in such a way as to avoid infringement or cease altogether the use of those products and components. Each of these alternatives could increase ACG’s expenses materially or impact the marketability of its services. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on ACG’s business. In addition, a third-party intellectual property owner might not allow ACG to use its intellectual property at any price, or on terms acceptable to it, which could compromise ACG’s competitive position.

Store closings result in unexpected costs that could result in write downs and expenses relating to the closings.

From time to time, in the ordinary course of ACG’s business, it may close certain underperforming stores, generally based on considerations of store profitability, competition, strategic factors and other considerations. Closing a store could subject ACG to costs including the write-down of leasehold improvements, equipment, furniture and fixtures. In addition, ACG could remain liable for future lease obligations.

The loss of any key members of the management team may impair ACG’s ability to identify and secure new contracts with customers or otherwise manage its business effectively.

ACG’s success depends, in part, on the continued contributions of its senior management. In particular, Mr. Yong Hui Li, our Chief Executive Officer, has been appointed by the Board of Directors to oversee and supervise the strategic direction and overall performance of ACG.

ACG relies on its senior management to manage its business successfully. In addition, the relationships and reputation that members of ACG’s management team have established and maintained with its customers contribute to ACG’s ability to maintain good customer relations, which is important to the direct selling strategy that ACG adopts. Employment contracts entered into between ACG and its senior management cannot prevent its senior management from terminating their employment, and the death, disability or resignation of Mr. Yong Hui Li or any other member of ACG’s senior management team may impair ACG’s ability to maintain business growth and identify and develop new business opportunities or otherwise to manage its business effectively.

ACG relies on its information technology, billing and credit control systems, and any problems with these systems could interrupt ACG’s operations, resulting in reduced cash flow.

ACG’s business cannot be managed effectively without its integrated information technology system. Accordingly, ACG runs various “real time” integrated information technology management systems for its financing business.

In addition, sophisticated billing and credit control systems are critical to ACG’s ability to increase revenue streams, avoid revenue loss and potential credit problems, and bill customers in a proper and timely manner. If adequate billing and credit control systems and programs are unavailable, or if upgrades are delayed or not introduced in a timely manner, or if ACG is unable to integrate such systems and software programs into its billing and credit systems, ACG may experience delayed billing which may negatively affect ACG’s cash flow and the results of its operations.

In case of a failure of ACG’s data storage system, ACG may lose critical operational or billing data or important email correspondence with its customers and suppliers. Any such data stored in the core data center may be lost if there is a lapse or failure of the disaster recovery system in backing up these data, or if the periodic offline backup is insufficient in frequency or scope, which may result in reduced cash flow and reduce revenues.

Natural disasters and adverse weather events can disrupt ACG’s business, which may result in reduced cash flow and reduce revenues.

ACG’s stores are concentrated in provinces and regions in China, including primarily Hebei, Shanxi, Shandong, Henan, Inner Mongolia Autonomous Region and Tianjin, in which actual or threatened natural disasters and severe weather events (such as severe snowstorms, earthquakes, fires and landslides) may disrupt store operations, which may adversely impact its business, results of operations, financial condition, and cash flows. Although ACG has, subject to certain deductibles, limitations, and exclusions, substantial insurance, it cannot assure you that it will not be exposed to uninsured or underinsured losses that could have a material adverse effect on its business, financial condition, results of operations, or cash flows. Additionally, ACG generally relies on third-party transportation operators and distributors for the delivery of vehicles from the manufacturer to ACG’s stores. Delivery may be disrupted for various reasons, many of which are beyond ACG’s control, including natural disasters, weather conditions or social unrest and strikes, which could lead to delayed or lost deliveries. For example, recently the southern regions of China experienced the most severe winter weather in nearly 50 years, causing, among other things, severe disruptions to all forms of transportation for several weeks in late January and early February 2008. This natural disaster also impacted the delivery of vehicles to stores. In addition, transportation conditions are often generally difficult in some of the regions where ACG sells automobiles and commercial vehicles. ACG currently does not have business interruption insurance to offset these potential losses, delays and risks, so a material interruption of its business operations could severely damage its business.

ACG’s facilities and operations are subject to extensive governmental laws and regulations that require various approvals, licenses, authorizations, certificates, filings and permits to operate ACG’s business, and the violation or the loss of or failure to obtain or renew any or all of these approvals, licenses, authorizations, certificates, filings and permits could limit ACG’s ability to conduct its business or lead to sanctions including termination of operations.

The automotive retailing industry, including ACG’s facilities and operations, is subject to a wide range of central and local laws and regulations, such as those relating to retail installment sales, leasing, sales of financing and insurance, licensing, consumer protection, consumer privacy, escheatment, health and safety, wage-hour and other employment practices. Specifically with respect to the sale of financing at its stores, ACG is subject to various laws and regulations, the violation of which could subject it to lawsuits or governmental investigations and adverse publicity, in addition to administrative, civil, or criminal sanctions. The violation of other laws and regulations to which ACG is subject also can result in administrative, civil, or criminal sanctions against it, which may include a cease and desist order against the subject operations or even revocation or suspension of its license to operate the subject business, as well as significant fines and penalties.

ACG’s business could be affected by the promulgation of new laws and regulations introducing new requirements (such as new approvals, licenses, authorizations, certificates filings and/or permits). In accordance with the laws and regulations of the PRC, companies incorporated in the PRC will be required to pass an annual inspection conducted by the respective Administration of Industry and Commerce (the “AIC”) or an annual inspection jointly conducted by the respective AIC and other government authorities in order to retain valid approvals, license, authorizations, certificates, filings and permits for their operations. As the PRC’s legislative system evolves, it is also not uncommon for new laws and regulations to be promulgated and put into effect on short notice. Failure to comply with these laws and regulations, pass these inspections, or the loss of or failure to renew its licenses, permits and certificates or any change in the government policies, could lead to temporary or permanent suspension of some of ACG’s business operations or the imposition of penalties on ACG, which could limit its ability to conduct its business.

AutoChina’s ability to pay dividends and utilize cash resources of its subsidiaries is dependent upon the earnings of, and distributions by, AutoChina’s subsidiaries and jointly-controlled enterprises, which could result in AutoChina having only little if any available for dividends.

AutoChina is a holding company with substantially all of its business operations conducted through its subsidiaries and jointly-controlled enterprises. AutoChina has not paid any dividends on its ordinary shares to date and does not anticipate paying any in the foreseeable future. AutoChina’s ability to make dividend payments depends upon the receipt of dividends, distributions or advances from its subsidiaries and jointly-controlled enterprises. The ability of its subsidiaries and jointly-controlled enterprises to pay dividends or other distributions may be subject to their earnings, financial position, cash requirements and availability, applicable laws and regulations and to restrictions on making payments to AutoChina or ACG contained in financing or other agreements. These restrictions could reduce the amount of dividends or other distributions that AutoChina receives from its subsidiaries and jointly-controlled enterprises, which could restrict its ability to fund its business operations and to pay dividends to its shareholders. AutoChina’s future declaration of dividends may or may not reflect its historical declarations of dividends and will be at the absolute discretion of the Board of Directors.

Wang Yan, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, is the beneficial owner of a substantial amount of AutoChina’s ordinary shares and Ms. Wang may take actions with respect to such shares which are not consistent with the interests of the other shareholders.

Wang Yan, the wife of Yong Hui Li, the chairman and chief executive officer of ACG and a director and the chairman and chief executive officer of AutoChina, beneficially owns approximately 57.1% of the outstanding ordinary shares of AutoChina as of the date of this registration statement, assuming that there are no other changes to the number of ordinary shares outstanding. Under SEC rules, Mr. Li may be deemed to beneficially own such shares. Ms. Wang may take actions with respect to such shares without the approval of other shareholders and which are not consistent with the interests of the other shareholders, including the election of the directors and other corporate actions of AutoChina such as:

•	its merger with or into another company;

•	a sale of substantially all of its assets; and

•	amendments to its memorandum and articles of incorporation.

The decisions of Ms. Wang may conflict with AutoChina’s interests or the interests of AutoChina’s other shareholders.

Pursuant to the earn-out provisions of the share exchange agreement entered into in connection with our initial business combination, we may have to issue to Honest Best between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to each such earn-out issuance for achieving certain earnings thresholds in each of the next five years, through the year ended December 31, 2013, which may cause dilution and have an adverse effect on the market price of our ordinary shares.

Pursuant to the earn-out provisions of the share exchange agreement entered into in connection with out initial business combination, we may have to issue to Honest Best between 5% and 20% of the number of ordinary shares outstanding as of December 31 of the fiscal year immediately prior to each such earn-out issuance for achieving certain earnings thresholds in each of the next five years, through the year ended December 31, 2013.  Such shares, if and when issued, will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued prior to such issuance. Accordingly, the issuance, or even the possibility of issuance, of the shares underlying the earn out could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these shares are issued, you may experience dilution to your holdings.

Prior to AutoChina’s business combination with ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Fulfilling AutoChina’s obligations related to being a public company will be expensive for AutoChina and time consuming for its management, which may be distracted from the operations of the business.

Prior to AutoChina’s business combination with ACG on April 9, 2009, AutoChina had not had operations, and ACG had not operated as a public company. Although AutoChina has maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to its limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as ACG with substantial operations. Compliance with these obligations will require significant management time, place significant additional demands on AutoChina’s and ACG’s finance and accounting staffs and on their financial, accounting and information systems, and increase their insurance, legal and financial compliance costs. AutoChina may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

ACG may be subject to broad liabilities arising from environmental protection laws, which could result in significant expenses for ACG.

ACG may be subject to broad liabilities arising out of contamination at its currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with it. Although for some such liabilities ACG believes it is entitled to indemnification from other entities, ACG cannot assure you that such entities will view their obligations as it does, or will be able to satisfy them.  If ACG is liable for environmental claims, ACG could be required to pay significant penalties.

ACG’s business is capital intensive and ACG’s growth strategy may require additional capital that may not be available on favorable terms or at all, which could limit its ability to continue its operations.

ACG has, in the past, entered into loan agreements in order to raise additional capital. ACG’s business requires significant capital and although it believes that its current cash, cash flow from operations and the cash of AutoChina will be sufficient to meet its present and reasonably anticipated cash needs, it may, in the future, require additional cash resources due to changed business conditions, implementation of its strategy to expand its store network or other investments or acquisitions it may decide to pursue. If ACG’s own financial resources are insufficient to satisfy its capital requirements, it may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to ACG’s shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require ACG to agree to operating and financial covenants that would restrict its operations. Financing may not be available in amounts or on terms acceptable to ACG, if at all. Any failure by ACG to raise additional funds on terms favorable to it, or at all, could limit its ability to expand its business operations and could harm its overall business prospects.

Current economic conditions may result in reduced revenues for ACG.

ACG  believes that many factors affect sales of new commercial vehicles and automotive retailers’ gross profit margins in China and in its particular geographic markets, including the economy, inflation, recession or economic slowdown, consumer confidence, housing markets, fuel prices, credit availability, the level of manufacturers’ production capacity, interest rates, product quality, affordability and innovation, employment/unemployment rates, the number of consumers whose vehicle leases are expiring, and the length of consumer loans on existing vehicles. Changes in interest rates could significantly impact industry new vehicle sales and vehicle affordability, due to the direct relationship between interest rates and monthly loan payments, a critical factor for many vehicle buyers, and the impact interest rates can have on customers’ borrowing capacity and disposable income.  The financial crisis that began in late 2008 also significantly impacted commercial vehicle sale. If such a crisis occurred again, it is likely that commercial vehicle sales would be depressed again.

The overall demand for vehicles increased significantly in China from 2001 to 2008. However, recently, certain adverse financial developments have impacted the global financial markets. Theses developments include a general slowing of economic growth both in China and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets.

If this economic downturn continues, ACG’s business, financial condition and results of operations would likely be adversely affected, its cash position may further erode and it may be required to seek new financing, which may not be obtainable on acceptable terms or at all. ACG may also be required to reduce its capital expenditures, which in turn could hinder its ability to implement its business plan and to improve its productivity.

We could incur unexpected expenses or liability if our vehicles are involved in major accidents.

In certain situations where our trucks are involved in major accidents where the loss of property or life is unusually high, ACG may face liability if the insurance coverage is not sufficient to cover the losses. The likelihood of these instances occurring is extremely difficult to predict or estimate. However, litigation and subsequent judgments against us from a major accident or accidents could adversely affect our profitability.

Significant defaults by financing customers could significantly reduce ACG’s revenues.

ACG’s commercial vehicle sales, servicing and leasing business generates income from financing customers. ACG is acting as a primary lender to its customers and assuming the credit risk associated with the potential loan defaults of these customers. Although ACG does extensive pre-sale credit research on its customers and has a security interest in its leased vehicles, if customers fail to make payments when due, ACG may not be able to fully recover the outstanding fee and it could significantly reduce ACG’s revenues. In addition, overall resale values for commercial vehicles could fall and inhibit or prevent ACG from recovering the residual value of their defaulted vehicles.

ACG’s ongoing expansion of its commercial vehicle sales, servicing and leasing business may be costly, time-consuming and difficult. If ACG does not successfully expand its business, its results of operations and prospects would not be as positive as anticipated.

ACG’s future success is dependent upon its ability to successfully expand its commercial vehicle sales, servicing and leasing business which it commenced in March 2008. ACG opened 103 commercial vehicle financing and service centers in 2008 and 54 additional commercial vehicle financing and service centers in 2009.  As of February 28, 2010, AutoChina opened an additional 21 centers, for a total of 178 centers. ACG has limited experience with this business and may not be able to expand its sales in its existing or new markets due to a variety of factors, including the risk that customers in some areas may be unfamiliar with its brand or the commercial vehicle sales, servicing and leasing business model. Furthermore, ACG may fail to anticipate and address competitive conditions in the commercial vehicle sales, servicing and lease market. These competitive conditions may make it difficult or impossible for ACG to effectively expand this business. If ACG’s expansion efforts in existing and new markets are unsuccessful, its results of operations and prospects would be materially and adversely affected.

If required financing for ACG’s commercial leasing business is not available or not available on acceptable terms, the commercial leasing business might not be able to expand as quickly as expected, reducing ACG’s operating results.

ACG’s ability to expand its commercial truck financing business is dependent on its ability to purchase commercial trucks for resale. Presently, such financing is arranged through financing arrangements with Beiguo Commercial Building Limited (“Beiguo”). The terms provided by Beiguo are on terms which are more favorable than ACG has historically been able to obtain from PRC commercial banks. However there can be no assurance that ACG can continue to receive such financing from Beiguo on such commercially favorable terms, or at all.

If financing from Beiguo were not available, ACG would fund its commercial vehicle purchases from its own cash reserves or financing provided by third-party financial institutions. There can be no assurance that ACG will have sufficient resources or be able to obtain adequate third party financing on as commercially favorable terms as that provided by Beiguo or at all. If suitable financing were not available, ACG would not be able to expand its commercial leasing business in as quickly as expected.

Our commercial vehicle sales, servicing and leasing segment has only been operating since 2008, and after the sale of our automotive dealership business is our only operations.  We cannot provide you with any comfort that we will be successful in operating this business.

We put our commercial vehicle sales, servicing and leasing business in place in 2008.  While this business has experienced significant growth, it is still significantly smaller than our dealership business is a new and evolving market in China.  Since, after the sale of our dealership business, we are solely reliant on our commercial vehicle sales, servicing and leasing business, if the market for the type of services we offer does not develop as we expect or if we are unable to successfully manage our growth and development, we may go out of business.

Fuel shortages and fluctuations in fuel prices may adversely affect the demand for commercial vehicles.

Fuel prices are inherently volatile and have experienced a significant increase from 2001 to 2008. Any surge in fuel prices will have an adverse effect on world economies and, in particular, on the world’s automobile and trucking industries. For example, in 2007, rising global oil prices and rising demand for fuel have led to fuel shortages in China. This is due in part to increased automobile ownership as well as government controls over fuel prices.

If the PRC central government continues to control the price of domestic refined oil to stabilize the market and demand for fuel in China continues to increase in line with rising annual GDP, it is possible that further shortages will occur. If the cost of fuel in the China continues to increase, businesses may elect to use alternative means of shipping goods, and demand for commercial vehicles, particularly those with larger engine capacities, may decline.

We may fail to successfully implement our new commercial vehicle financing structure resulting in increased administrative costs without the anticipated cost savings.

We are in the process of implementing a new commercial vehicle financing structure which we expect will reduce certain costs associated with our commercial vehicle financing business.  This new structure involves a significant increase in administrative overhead which, if we fail to implement successfully, may increase our administrative expenses beyond the anticipated cost reductions.

We may have difficulty relating to the administration of the trust component of our new commercial vehicle financing structure resulting in additional costs and the loss of the benefit of the new structure.

As part of our new commercial vehicle financing structure we have established the Trust Fund which requires a third party trustee.  We have, through Chuangjie Trading our new wholly owned subsidiary, engaged CITIC Trust, a division of CITIC to act as trustee for this Trust Fund.  The agreements governing the Trust Fund place certain obligations on us and the trustee in connection with the new commercial vehicle financing structure, however we or the trustee may encounter difficulties in performing these obligations which could result in CITIC Trust being unable or unwilling to continue in its role as trustee.  We may not be able to find a replacement for CITIC Trust in a timely fashion, if at all.  As a result, we may experience additional costs and delays in finding a replacement trustee and may lose the benefit of the new commercial vehicle financing structure temporarily or permanently.

An inability to successfully operate our new tires and diesel fuel product and service offering could adversely affect our operations and our profitability.

Under the new tires and diesel fuel services, we are extending additional credit to our customers. If we are unable to operate this business successfully, we may lose money or incur unplanned credit losses. In addition, although we believe the costs of offering these new services is low, the additional expenses, time, and labor required to offer these services could adversely affect our operations. Furthermore, since the successful operation of these new services relies on partnerships with retail tire and fuel vendors, if we are unable to secure enough relationships with vendors on favorable terms, it may adversely affect our ability to successfully offer tire and diesel services.

Excess supply in the PRC commercial vehicle market could reduce ACG’s profits and growth.

Heavy truck sales in the PRC have been growing rapidly in recent years, and this growth has encouraged foreign industry participants to enter the market in China through import or partnership with domestic firms. This may result in an excess supply of commercial vehicles in the market, particularly in light of the recent economic slowdown in China and around the world, which in turn could adversely affect margins on ACG’s commercial vehicle sales, servicing and leasing.

AutoChina’s business is seasonal and an impairment of results of operations during certain portions of the year may have a disproportional effect on our results of operations for the year.

AutoChina generally experiences lower volumes of commercial vehicle sales, servicing and leasing in the first calendar quarter of each year as compared to the second, third, or fourth quarters. This seasonality is generally attributable to decreased commercial vehicle activity during a portion of the first quarter due to the annual Chinese New Year holiday.

As a result, ACG’s revenues and operating income are typically lower in the first quarter and higher in the second, third, and fourth quarters. Therefore, the company generally realizes a higher proportion of its revenue and operating profit during the second to fourth fiscal quarters. Other factors unrelated to seasonality, such as changes in economic condition, may exaggerate seasonality or cause counter-seasonal fluctuations in our revenues and operating income.  If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on our revenues and operating profit for the year could be disproportionately large.

Risks to AutoChina’s Shareholders

Because AutoChina does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in AutoChina’s ordinary shares only if it appreciates in value.

AutoChina has never declared or paid any cash dividends on its ordinary shares. AutoChina currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, AutoChina does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of AutoChina’s Board of Directors and will depend on factors AutoChina’s Board of Directors deems relevant, including among others, AutoChina’s results of operations, financial condition and cash requirements, business prospects, and the terms of AutoChina’s credit facilities and other financing arrangements. Accordingly, realization of a gain on a shareholders’ investments will depend on the appreciation of the price of AutoChina’s ordinary shares. There is no guarantee that AutoChina’s ordinary shares will appreciate in value.

Failure to comply with the NASDAQ Capital Market’s requirements regarding the composition of our board of directors and audit committee could result in the delisting of our ordinary shares from the NASDAQ Capital Market and adversely affect the market for our ordinary shares.

In order for our ordinary shares to continue to be listed on the NASDAQ Capital Market, we must comply with listing standards regarding the independence of our board of directors and members of our audit committee. In particular, the NASDAQ Capital Market’s rules require that a majority of our directors and all of the members of our audit committee be “independent,” as defined under the NASDAQ Capital Market’s rules.

If we are unable to comply with these requirements, our ordinary shares may be delisted from the NASDAQ Capital Market and the liquidity and trading price of ordinary shares may be adversely affected.

Risks Related to AutoChina’s Corporate Structure and Restrictions on its Industry

Contractual arrangements in respect of certain companies in the PRC may be subject to challenge by the relevant governmental authorities and may affect ACG’s investment and control over these companies and their operations.

According to Foreign Investment Industries Guidance Catalogue, which was introduced in 1995 and was later amended in 1997 and 2007 (the “1995 Catalogue”), ACG’s motor vehicle distribution business was classified as “restricted,” and foreign enterprises were not allowed to own controlling equity stakes in the motor vehicle distribution where the distributor has established more than 30 stores and sells products of various brands from different suppliers.  Because ACG is a Cayman Islands company and it holds the equity interests of its PRC subsidiaries indirectly through Fancy Think Limited, a Hong Kong company, its PRC subsidiaries are treated as foreign invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, ACG conducts its operations in China through a series of contractual arrangements entered into with the Auto Kaiyuan Companies and Hebei Kaiyuan Real Estate Development Co. Ltd. (the “AKC Shareholder”). Pursuant to the Enterprise Agreements, ACG has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered variable interest entities, and AutoChina is the primary beneficiary. ACG’s relationships with the Auto Kaiyuan Companies and the AKC Shareholder are governed by the Enterprise Agreements between Chuanglian, a wholly owned subsidiary of ACG, and each of the Auto Kaiyuan Companies, which are the operating companies of ACG in the PRC. The Auto Kaiyuan Companies hold and their subsidiaries hold the relevant business licenses to carry out the business. Subject to the Real Rights Law of the PRC, the pledge of shares shall be established upon registration with the relevant securities depository and clearing institution. As for the pledge of other share rights, pursuant to the Measures for Equity Pledge Registration with the Administrative Organs for Industry and Commerce, which took effect in 2008, the pledge shall be established upon registration with administrative department for industry and commerce. Therefore, an equity interest pledge such as the ones granted pursuant to the Enterprise Agreements, without registration will be materially impaired. According to the Measure, the administration for industry and commerce has already begun accepting applications for pledge registrations. Failure to register the equity pledge may result in the pledge being unenforceable. The company is in the process of registering the pledge of equity interest contemplated in the VIE documents.  The Enterprise Agreements generally provide the following rights:

(i)           the right to enjoy the economic benefits of these companies, to exercise management control over the operations of these companies, and to prevent leakages of assets and values to the registered owners of these companies; and

(ii)           the right to acquire, if and when permitted by PRC law, the equity interests in these companies at no consideration or for a nominal price.

Pursuant to these Enterprise Agreements, ACG is able to consolidate the financial results of the Auto Kaiyuan Companies, which are accounted for as subsidiaries of ACG under the prevailing accounting principles. There can be no assurance that the relevant governmental authority will not challenge the validity of these contractual arrangements or that the governmental authorities in the PRC will not promulgate laws or regulations to invalidate such arrangements in the future.

If AutoChina’s ownership structure, contractual arrangements and businesses, or its PRC subsidiaries and Auto Kaiyuan Companies, are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies, which business and operating licenses are essential to the operation of AutoChina’s business;

•	levying fines;

•	confiscating AutoChina’s or ACG’s income or the income of its PRC subsidiaries or Auto Kaiyuan Companies;

•	shutting down our commercial vehicle sales, servicing and leasing business;

•	discontinuing or restricting our operations or the operations of AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies;

•	imposing conditions or requirements with which AutoChina, ACG, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies may not be able to comply;

•	requiring AutoChina, AutoChina’s PRC subsidiaries or Auto Kaiyuan Companies to restructure their relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting AutoChina’s use of the proceeds from AutoChina’s initial public offering to finance its business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to the business of the Auto Kaiyuan Companies.

In March 2002, the State Development and Reform Commission and the Ministry of Commerce jointly promulgated a revised “Foreign Investment Industries Guidance Catalogue” (the “2002 Catalogue”) to replace the 1995 Catalogue. The 2002 Catalogue came into effect on April 1, 2002. In the 2002 Catalogue, general trading (excluding dealerships) and logistics businesses were added to the encouraged category. Enterprises falling under this category can be wholly owned by foreign enterprises. The 2002 Catalogue allows motor vehicle distribution businesses to be wholly owned by foreign enterprises by the end of 2006. In November 2004, a newly revised “Foreign Investment Industries Guidance Catalogue” (the “2004 Catalogue”) was promulgated to replace the 2002 Catalogue. The 2004 Catalogue came into effect on January 1, 2005 and did not amend the provisions in the 2002 Catalogue with respect to motor vehicle distribution. ACG intends to and is in the process of converting the existing contractual arrangements into direct equity interests owned by ACG.  The 2002 Catalogue was further amended in 2007.

ACG’s PRC Counsel, Zhong Lun Law Firm, advised that there is no foreseeable legal impediment to the conversion of these contractual arrangements to a direct ownership structure, or to the conversion of all of ACG’s other contractual arrangements since the applicable foreign investment restrictions have been lifted and conversion of all such arrangements would not adversely affect the tax payments and other financial matters of ACG. Due to the various necessary submission and approval procedures, the conversion for the above-mentioned companies is still in process. If before the completion of such conversion, any of these contractual arrangements is challenged by the governmental authorities, or the contracts for such arrangements are breached by the counterparties and ACG is unable to obtain a judgment to its favor to enforce its contractual rights, or if there is any change of the PRC laws or regulations to explicitly prohibit such arrangements, ACG may lose control over, and revenues from, these companies, which will materially affect ACG’s financial condition and results of operations. Such conversion may include various approvals from governmental authorities and submissions of related documents (e.g. proper land use rights certificates and/or tenancy agreements for buildings), therefore there can be no assurance that such approval may be obtained in due course.

The shareholder of the Auto Kaiyuan Companies may have potential conflicts of interest with AutoChina, which may materially and adversely affect AutoChina’s business and financial condition.

ACG has contractual arrangements with respect to operating the business with the Auto Kaiyuan Companies, and the shareholder of Auto Kaiyuan Companies is Kaiyuan Real Estate, a company registered in the PRC and wholly owned by ACG’s Chairman and CEO, Mr. Yong Hui Li. Although Auto Kaiyuan Companies and Kaiyuan Real Estate have given undertakings to act in the best interests of ACG, AutoChina cannot assure you that when conflicts arise, these individuals will act in AutoChina’s best interests or that conflicts will be resolved in AutoChina’s favor.

Changes in regulations related to lending or leasing could adversely affect or restrict our ability to operate our business.

Both lending and leasing in China are regulated by the government. Although we believe that our partnership with CITIC Trust affords our operations with a certain amount of validation and protection from adverse government legislation, it is possible that changes to laws and regulations could occur and deter or prevent us from operating as planned. In such a situation we may have no means of operating our business profitably, or at all.

AutoChina may lose the ability to use and enjoy assets held by the Auto Kaiyuan Companies that are important to the operation of its business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of ACG’s contractual arrangements with the Auto Kaiyuan Companies and the AKC Shareholder holds certain assets that are important to the operation of AutoChina’s business. If the Auto Kaiyuan Companies go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, ACG may be unable to continue some or all of its business activities, which could materially and adversely affect ACG’s or AutoChina’s business, financial condition and results of operations. If the Auto Kaiyuan Companies undergo a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering ACG’s ability to operate ACG’s business, which could materially and adversely affect ACG’s and AutoChina’s business, financial condition and results of operations.

Contractual arrangements ACG has entered into among its subsidiaries and the Auto Kaiyuan Companies may be subject to scrutiny by the PRC tax authorities and a finding that AutoChina, ACG or the Auto Kaiyuan Companies owe additional taxes could substantially reduce AutoChina’s consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. AutoChina or ACG could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements and transactions among its subsidiaries and the Auto Kaiyuan Companies do not represent an arm’s length price and adjust the income of AutoChina’s subsidiaries or that of the Auto Kaiyuan Companies in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the Auto Kaiyuan Companies, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on AutoChina’s affiliated entity for underpayment of taxes. AutoChina’s consolidated net income may be materially and adversely affected if its affiliated entities’ tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

General Risks Relating to Conducting Business in China

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for automobiles and trucks and damage AutoChina’s business and prospects.

ACG conducts substantially all of its operations and generates most of its sales in China. Accordingly, AutoChina’s business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement and regulation;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher rate of inflation;

•	the higher level of control over foreign exchange; and

•	government control over the allocation of many resources.

As the PRC economy has been transitioning from a planned economy to a more market-oriented economy, the PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall PRC economy, they may also have a negative effect on AutoChina.

Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

In the past 20 years, the PRC has been one of the world’s fastest growing economies measured in gross domestic product. However, in conjunction with recent slowdowns in economies of the United States and European Union, the growth rate in China has declined in recent quarters. Any further adverse change in the economic conditions or any adverse change in government policies in China could have a material adverse effect on the overall economic growth and the level of consumer spending in China, which in turn could lead to a reduction in demand for automobiles and consequently have a material adverse effect on AutoChina’s business and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to AutoChina and its shareholders.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. AutoChina’s PRC subsidiary, Chuanglian, is a wholly foreign-owned enterprise, and will be subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. AutoChina’s PRC affiliated entities, the Auto Kaiyuan Companies, will be subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant PRC laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, AutoChina may have to resort to administrative and court proceedings to enforce the legal protection that AutoChina enjoys either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection AutoChina enjoys than under more developed legal systems. Such uncertainties, including the inability to enforce AutoChina’s or ACG’s contracts and intellectual property rights, could materially and adversely affect AutoChina’s or ACG’s business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, AutoChina cannot predict the effect of future developments in the PRC legal system, particularly with respect to the automobile sales and financing sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to AutoChina and other foreign investors, including you.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of ACG’s revenues and expenditures are denominated in Renminbi and the cash of AutoChina is denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect the relative purchasing power of such amounts and ACG’s balance sheet and earnings per share in U.S. dollars. In addition, AutoChina and ACG report their financial results in U.S. dollars, and appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect their financial results reported in U.S. dollars terms without giving effect to any underlying change in their business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments AutoChina or ACG make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium- to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, neither AutoChina nor ACG have entered into any hedging transactions in an effort to reduce their exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and AutoChina may not be able to successfully hedge AutoChina’s exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict AutoChina’s ability to convert Renminbi into foreign currency.

Under the PRC EIT Law, we, ACG and/or Fancy Think Limited, ACG’s wholly owned subsidiary, each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to us, our non-PRC resident shareholders and ACG and/or Fancy Think Limited.

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we, ACG and/or Fancy Think Limited is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we, ACG and/or Fancy Think Limited may be subject to enterprise income tax at a rate of 25% on our, ACG’s and/or Fancy Think Limited’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if we, ACG and Fancy Think Limited are treated as PRC “resident enterprises,” all dividends from Chuanglian to us (through Fancy Think Limited and ACG) would be exempt from PRC tax.

If Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Fancy Think Limited owns more than 25% of the registered capital of Chuanglian continuously within 12 months immediately prior to obtaining such dividend from Chuanglian, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends we pay to our investors that are non-resident enterprises so long as such non-resident enterprise investors do not have an establishment or place of business in China or, despite the existence of such establishment of place of business in China, the dividends we pay are not effectively connected with such establishment or place of business in China, to the extent that such dividends have their sources within the PRC. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to our investors that are non-resident enterprises. Our investors that are non-resident enterprises also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 15, 2009 that reinforces the taxation of non-listed equity transfers by non-resident enterprises through overseas holding vehicles. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a foreign (non-PRC resident) investor who indirectly holds shares in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares of the offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it will deny the existence of the offshore holding company that is used for tax planning purposes. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a foreign investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. For further information, see the discussion in the section entitled “Taxation—PRC Taxation” below.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent AutoChina from using the proceeds AutoChina received from its business combination with ACG to make loans to AutoChina’s PRC subsidiaries and PRC affiliated entity or to make additional capital contributions to AutoChina’s PRC subsidiaries, which could materially and adversely affect AutoChina’s liquidity and AutoChina’s ability to fund and expand its business.

AutoChina is a Cayman Islands holding company conducting its operations though ACG, which is a Cayman Islands holding company conducting its operations in China through its PRC subsidiaries and its PRC affiliated entities, the Auto Kaiyuan Companies. Any loans AutoChina or ACG make to the PRC subsidiaries cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. AutoChina or ACG might have to make capital contributions to the PRC subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if AutoChina or ACG make loans to their PRC subsidiaries that do not exceed their current maximum amount of borrowings, AutoChina or ACG will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans AutoChina or ACG make to a PRC affiliated entity, which is treated as a PRC domestic company rather than a foreign-invested enterprise under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

AutoChina cannot assure you that it will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by AutoChina or ACG to their PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by AutoChina or ACG to their PRC subsidiaries. If AutoChina or ACG fails to complete such registrations or obtain such approvals, AutoChina’s or ACG’s ability to capitalize or otherwise fund their PRC operations may be negatively affected, which could adversely and materially affect their liquidity and their ability to fund and expand their business.

A failure by AutoChina’s shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict AutoChina’s ability to distribute profits, restrict AutoChina’s overseas and cross-border investment activities or subject AutoChina to liability under PRC laws, which could adversely affect AutoChina’s business and financial condition.

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the “special purpose vehicles,” including without limitation establishing foreign invested enterprises and using such foreign invested enterprises to purchase or control (by way of contractual arrangements) onshore assets. SAFE Circular 75 requires that, before establishing or controlling a “special purpose vehicle”, PRC residents and PRC entities are required to complete foreign exchange registration with the local offices of SAFE for their overseas investments.  In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the SAFE or its competent local branch, with respect to that offshore special purpose company in connection with any of its increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. To further clarify the implementation of SAFE Circular 75, SAFE issued SAFE Circular 106 on May 29, 2007. Under SAFE Circular 106, PRC subsidiaries of an offshore company governed by SAFE Circular 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If AutoChina’s shareholders who are PRC citizens or residents do not complete their registration with the local SAFE authorities, AutoChina’s PRC subsidiaries will be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to AutoChina, and AutoChina may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

AutoChina attempts to comply, and attempts to ensure that AutoChina’s shareholders, who are PRC citizens or residents, comply with the SAFE Circular 75 requirements. However, AutoChina cannot assure you that all of AutoChina’s shareholders who are PRC residents will comply with AutoChina’s request to make or obtain any applicable registrations or approvals required by the Circular 75 and Circular 106. Furthermore, AutoChina may not at all times be fully aware or informed of the identities of all AutoChina’s beneficial owners who are PRC citizens or residents, and AutoChina may not always be able to compel AutoChina’s beneficial owners to comply with the SAFE Circular 75 requirements. As a result, AutoChina cannot assure you that all of its shareholders or beneficial owners who are PRC citizens or residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 75 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 75 could subject AutoChina to fines or legal sanctions, restrict AutoChina’s overseas or cross-border investment activities, limit AutoChina’s subsidiaries’ ability to make distributions or pay dividends or affect AutoChina’s ownership structure, which could adversely affect AutoChina’s business and prospects.

Restrictions on currency exchange may limit ACG’s ability to utilize ACG’s revenues effectively and the ability of ACG’s PRC subsidiaries to obtain financing.

Substantially all of ACG’s revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the PRC government may limit ACG’s ability to utilize revenues generated in Renminbi to fund ACG’s business activities outside China, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. ACG’s PRC subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of ACG’s PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from the parent entity.

Any existing and future restrictions on currency exchange may affect the ability of ACG’s PRC subsidiaries or affiliated entities to obtain foreign currencies, limit ACG’s ability to utilize revenues generated in Renminbi to fund ACG’s business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect ACG’s business.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by foreign investment enterprises, or “FIEs,” of foreign currency into Renminbi by restricting how the converted Renminbi may be used.  Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise.  In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE.  The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used.  Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules.

You may experience difficulties enforcing foreign judgments or bringing original actions in China based on U.S. judgments against AutoChina, ACG, their subsidiaries and variable interest entities, officers, directors and shareholders, and others.

We have appointed CT Corporation System located at 111 Eighth Avenue, 13/F, New York, New York 10011 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York, and intend to abide by judgments entered by such courts in such actions.

Notwithstanding, substantially all of AutoChina’s assets are located outside of the United States, and most of AutoChina’s current directors and executive officers reside outside of the United States. In addition, the PRC does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the United States or many other countries. As a result, recognition and enforcement in the PRC of these judgments in relation to any matter, including United States securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in the PRC against AutoChina’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by PRC law and the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with such an original action, a PRC court may award civil liabilities, including monetary damages.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus supplement captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the expected composition of the assets and income of us and our subsidiaries for our 2010 taxable year, we may be treated as a PFIC for our 2010 taxable year.  However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2010 taxable year or any future taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus supplement captioned ‘‘Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders—Passive Foreign Investment Company Rules.”

About This Prospectus Supplement

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and adds, updates and changes information contained in the accompanying base prospectus. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. This prospectus supplement and the information incorporated by reference herein supersedes and amends certain information in the accompanying base prospectus.  This prospectus supplement and the accompanying base prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration, under which we, from time to time, may sell up to $300 million in the aggregate of ordinary shares, preferred shares, warrants, subscription rights, debt securities, and units.

This prospectus supplement and the accompanying base prospectus include important information about us, our ordinary shares and other information you should know before investing. We urge you to read carefully this prospectus supplement and the accompanying base prospectus in their entirety, together with the information described under the headings “Incorporation of Certain Documents by Reference” in the accompanying base prospectus and “Where You Can Find More Information” in this prospectus supplement and in the accompanying base prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus. We have not, and the placement agents have not, authorized anyone to provide you with different or additional information. We are not, and the placement agents are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference is accurate only as of its respective date or on the date which is specified in those documents. Our business, financial condition, results of operations and prospects may have changed since these dates.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the placement agents of their option to purchase up to an additional 300,000 ordinary shares from us at the initial price to the public less the placement agent fees for a period of 45 days following the date of this prospectus supplement.

This prospectus supplement contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus supplement is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this prospectus supplement were made at a rate of RMB 6.8260 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rate stated above, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign trade.

Cautionary Note Regarding Forward-Looking Statements

We believe that some of the information in this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language incorporated by reference into this prospectus supplement and the accompanying base prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changing principles of generally accepted accounting principles;

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China;

•	fluctuations in customer demand;

•	management of rapid growth;

•	general economic conditions;

•	changes in government policy;

•	the fluctuations in sales of commercial vehicles in China;

•	China’s overall economic conditions and local market economic conditions;

•	ACG’s ability to expand through strategic acquisitions and establishment of new locations;

•	our business strategy and plans;

•	the results of future financing efforts; and

•	and geopolitical events

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement, the accompanying base prospectus and the documents we incorporate by reference or to reflect the occurrence of unanticipated events.

Use of Proceeds

We estimate that our net proceeds from the sale of 2,000,000 ordinary shares in this offering will be approximately $65,710,610 after deducting estimated offering expenses of $789,390 and placement agent fees. Our net proceeds will be approximately $75,685,610, after deducting estimated offering expenses and placement agent fees, if the placement agents exercise the overallotment option in full.

We intend to use the net proceeds for general corporate purposes, which may include additions to working capital, capital expenditures, financing of acquisitions and other business combinations, and investments in or extensions of credit to our subsidiaries.  Accordingly, management will have broad discretion on the use and application of the net proceeds from this offering.

Per Share Market Information and Dividends

AutoChina’s ordinary shares have been traded on the NASDAQ Capital Market since October 5, 2009 under the symbols AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008. Prior to March 28, 2008, AutoChina’s ordinary shares did not trade any market or exchange.

The table below reflects the high and low bid prices for AutoChina’s ordinary shares for the period from March 28, 2008 through October 5, 2009. The OTC Bulletin Board quotations reflect inter-dealer prices, are without retail markup, markdowns or commissions, and may not represent actual transactions.  The table below also reflects the high and low sales prices on the NASDAQ Capital Market for the period from October 5, 2009 through March 5, 2010.
	Ordinary Shares
	High			Low
Annual Highs and Lows
2008		$7.30			$6.50
2009		35.99			6.50
2010 (through March 22)		48.50			22.05

Quarterly Highs and Lows
2008
First Quarter	$	N/A	(1)	$	N/A
Second Quarter		7.19			7.15
Third Quarter		7.18			7.00
Fourth Quarter		7.00			6.50
2009
First Quarter		$8.00			$6.60
Second Quarter		14.00			6.50
Third Quarter		15.00			7.50
Fourth Quarter		35.99			11.00
2010
First Quarter (through March 5)		$40.96			$22.05

Monthly Highs and Lows
February 2009		$7.80			$7.00
March 2009		7.87			7.00
April 2009		14.00			6.50
May 2009		7.39			7.00
June 2009		11.00			7.39
July 2009		11.00			7.70
August 2009		9.50			8.50
September 2009		15.00			9.50
October 2009		35.99			11.00
November 2009		30.10			23.07
December 2009		27.00			15.37
January 2010		31.50			22.05
February 2010		41.80			26.39
____________
(1) There were no trades of the AutoChina’s ordinary shares during this period

Number of Holders.  As of February 28, 2010, there were 10 holders of record of our outstanding ordinary shares, though we believe that the number of beneficial holders is significantly greater.

Dividends.  We have not paid any dividends on our ordinary shares to date and do not anticipate paying any in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.

Capitalization and Indebtedness

The following table sets forth our consolidated capitalization as of December 31, 2009 on an actual basis and as adjusted to give effect to the sale by us of 2,000,000 of our ordinary shares in this offering with net proceeds of $65,710,610 after deducting placement agent fees and estimated offering expenses payable by us of $789,390 assuming no exercise of the placement agents’ overallotment option. You should read this table in conjunction with “Risk Factors” in this prospectus supplement, our consolidated financial statements and the related notes, thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found in our Annual Report on form 20-F for the fiscal year ended December 31, 2009, and the other financial information incorporated by reference into this prospectus supplement.

	As of December 31, 2009
	(In thousands)
	Actual	As Adjusted
Total Capitalization
Cash and Cash Equivalents	$36,768	$102,479

Total Debt:
Short-term loan	$8,788	$8,788
Accounts payable, related parties	$117,725	$117,725
Total Debt	$126,513	$126,513

Shareholders' Equity	$107,275	$172,986

Total Capitalization	$233,788	$299,499

Exchange Rate Information

We conduct our business in China and substantially all of our revenues are denominated in Renminbi. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus supplement contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8260 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus supplement could have been or could be converted into U.S. dollars at any particular rate or at all. On February 26, 2010, the noon buying rate was RMB6.8258 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar – Noon Buying Rate
	Average(1)	High	Low	Period End
2010
February	6.8258	6.8330	6.8258	6.8285
January	6.8269	6.8295	6.8258	6.8268
2009
December	6.8275	6.8299	6.8244	6.8259
November	6.8271	6.8300	6.8255	6.8265
October	6.8267	6.8292	6.8248	6.8264
September	6.8277	6.8303	6.8247	6.8262

Nine months ended September 30, 2009	6.8319	6.8470	6.8176	6.8262

Year ended December 31, 2009	6.8295	6.8470	6.8176	6.8260
Year ended December 31, 2008	6.9193	7.2946	6.7800	6.8230
Year ended December 31, 2007	7.5806	7.8127	7.2946	7.2950
Year ended December 31, 2006	7.9579	8.0702	7.8041	7.8040
Year ended December 31, 2005	8.1826	8.2765	8.0702	8.0700

Source: Federal Reserve Bank of New York

____________________________

(1)           Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

Description of Ordinary Shares

General

AutoChina is authorized to issue 50,000,000 ordinary shares, par value $.001, and 1,000,000 shares of preferred stock, par value $.001. As of the date of this prospectus supplement, 17,679,866 ordinary shares are issued and outstanding, held by 10 holders of record. No shares of preferred stock are currently outstanding.  The remaining authorized and unissued ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances AutoChina could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

AutoChina’s shareholders of record are entitled to one vote for each ordinary share held on all matters to be voted on by shareholders.

Members of AutoChina’s Board of Directors serve for indefinite terms. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

AutoChina’s ordinary shares have traded on the NASDAQ Capital Market since October 5, 2009 under the symbols AUTC. Prior to October 5, 2009, the ordinary shares had been quoted on the OTC Bulletin Board since March 28, 2008.

AutoChina’s shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

Under the terms of the AutoChina International Limited 2009 Equity Incentive Plan, 1,675,000 AutoChina ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash and therefore do not reduce the number of shares that may be granted under the incentive plan and that stock appreciation rights only reduce the number of shares available for grant under the plan by the number of shares actually received by the grantee). AutoChina currently has 1,202,784 ordinary shares issuable upon the exercise of outstanding stock options, and there are an additional 472,216 ordinary shares available for future grant or issuance pursuant to our equity incentive plan.  Any other awards under the plan will be made by the Board of Directors. For more information about the AutoChina International Limited 2009 Equity Incentive Plan, please refer to “Directors, Senior Management and Employees - AutoChina International Limited 2009 Equity Incentive Plan” in the accompanying base prospectus.

Memorandum and Articles of Association

Objects of AutoChina

Under AutoChina’s Second Amended and Restated Memorandum of Association, the objects for which AutoChina is established are unlimited.

Directors

Directors materially interested in a proposal, arrangement or contract may be counted in determining the presence of a quorum and may vote at a meeting of the Board of Directors of AutoChina, so long as (i) the material facts as to the director’s interest are disclosed to the Board of Directors, and the Board authorizes the transaction in good faith by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the transaction is fair to the company as of the time it is authorized, approved or ratified.

Subject to certain restrictions further described in AutoChina’s Second Amended and Restated Articles of Association, the Board of Directors may exercise all the powers of AutoChina to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of AutoChina and, subject to the law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of AutoChina or of any third party.

There are no age restrictions on AutoChina’s directors. No director is required to hold any shares in AutoChina by way of qualification.

Rights, Preferences and Restrictions of AutoChina’s Securities

Dividends.  AutoChina has not paid any dividends on its ordinary shares to date and does not anticipate paying any in the foreseeable future. The Board of Directors of AutoChina may from time to time, however, declare dividends. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide at that time, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, and all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. No dividend or other moneys payable by AutoChina on or in respect of any share shall bear interest against AutoChina. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board of Directors of AutoChina for the benefit of AutoChina until claimed. Any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to AutoChina.

Voting Rights. Subject to any special rights or restrictions as to voting attached to any shares at the time, each fully paid ordinary share in AutoChina is entitled to one vote. The Board of Directors of AutoChina does not stand for re-election at staggered intervals.

Rights to Share in AutoChina’s Profits or Liquidation Surplus. There are currently no special rights of AutoChina’s shareholders to share in its profits. There are currently no special rights, privileges or restrictions in effect as to the distribution of available surplus assets on liquidation attached to any class or classes of shares. If AutoChina is wound up and the assets available for distribution amongst the shareholders of AutoChina are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such shareholders in proportion to the number of ordinary shares owned. If AutoChina is wound up, the liquidator may, with the authority of a special resolution and any other sanction required by law, divide among the shareholders in specie or kind the whole or any part of the assets of AutoChina as such liquidator sees fit.

Shareholder Rights

Any class of shares of AutoChina may, unless otherwise provided by the terms of issue of the shares of that class, be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Annual General Meetings and Extraordinary General Meetings

An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days notice, but a general meeting may be called by shorter notice, subject to the law, if it is so agreed (i) in the case of an annual general meeting, by all members entitled to attend and vote thereat; and (ii) in the case of any other meeting, by a majority in the number of the members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the issued shares giving that right.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the AutoChina ordinary shares is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, (212) 936-5100.

Plan of Distribution

We entered into an engagement agreement, dated March 3, 2010, with Rodman & Renshaw, LLC and Chardan Capital Markets, LLC. Subject to the terms and conditions set forth in the engagement agreement, Rodman & Renshaw, LLC agreed to act as lead placement agent in connection with this offering and Chardan Capital Markets, LLC agreed to act as co-placement agent.  The placement agents are not purchasing any shares for their own accounts. The placement agents agreed in the engagement agreement to use their reasonable best efforts to arrange for the sale of all of the securities being offered in this offering, but they are not required to arrange for the sale of any specific number or dollar amount of securities. We will enter into securities purchase agreements directly with the investors who purchase securities in this offering.

We currently anticipate that the closing of this offering will take place on or about March 26, 2010. On the closing date:

•	we will receive funds in the amount of the aggregate purchase price of the ordinary shares sold;

•	we will irrevocably instruct the transfer agent to deliver the ordinary shares to the investors; and

•	the placement agents will receive the placement agent fees in accordance with the terms of the engagement agreement.

We have agreed to pay the placement agents a commission of 5% (an aggregate fee equal to $3,500,000, assuming all shares offered are sold (not including the right granted to the placement agents to place up to additional 15% of the securities offered hereby)).

The estimated offering expenses payable by us, in addition to the maximum aggregate fees of approximately $3,500,000 due to the placement agents, are approximately $789,390, which include legal, accounting and printing costs, and various other fees associated with registering the securities and listing the ordinary shares. After deducting the fees due to the placement agents and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $65,710,610 if the maximum number of shares are sold.

Certain investor funds will be deposited into an escrow account and held until jointly released by us and the lead placement agent on the date the securities are to be delivered to the investors.  All funds will be held in a non-interest bearing account.

The following table shows the per share and total commissions we will pay to the placement agents in connection with the sale of ordinary shares offered pursuant to this prospectus supplement and the accompanying base prospectus, assuming the purchase of all of the ordinary shares offered hereby:

Per Share	$1.75
Total	$3,500,000

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above. We have also granted the placement agents the right, exercisable within 45 days after the date of this prospectus supplement, to place up to an additional 300,000 shares at the offering price of $35.00.

The placement agents may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of our securities as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

As underwriters, the placement agents and any broker-dealer or agent acting on their behalf would be subject to liability under the federal securities laws and would be required to comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and, to the extent applicable, Regulation M under the Exchange Act. These rules and regulations may limit the timing of sales of our securities by the placement agents or any broker-dealer or agent. Under these rules and regulations, the placement agents and any broker-dealer or agent acting on their behalf:

•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker which offers securities covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that are required by each broker; and

•
may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Prior to the offering by AutoChina to the placement agents described herein, the placement agents beneficially owned no shares of AutoChina.

We have agreed to indemnify the placement agents and certain other persons against certain liabilities relating to or arising out of the placement agents’ activities under the engagement agreement. We have also agreed to contribute to payments the placement agents may be required to make in respect of such liabilities.

We have agreed with the investors in this offering that we will not issue or contract to issue any additional ordinary shares or ordinary share equivalents for a period of 30 days following the closing date of this offering, subject to certain limited exceptions set forth in the securities purchase agreement or pursuant to the limited right to sell additional shares granted to the placement agents.

The engagement agreement and the forms of securities purchase agreements we enter into with the investors in this offering will be included as exhibits to our Current Report on Form 6-K that will be filed with the SEC in connection with the consummation of this offering.

The per share purchase price was determined based on negotiations with the investors and discussions with the placement agents.

Taxation

The following summary of the material Cayman Islands, PRC  and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change.  This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this discussion, references to “we,” “our,” or “us” refer only to AutoChina International Limited, and references to“ACG” refer only to AutoChina Group Inc.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to any double taxation treaties.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of our ordinary shares. However, an instrument transferring title to an ordinary share, if brought into or executed in the Cayman Islands, would be subject to a nominal stamp duty.

PRC Taxation

The following is a summary of the material PRC tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular circumstances.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on worldwide income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled domestically will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us, ACG and/or Fancy Think Limited. If the PRC tax authorities determine that we, ACG and/or Fancy Think Limited is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, we, ACG and/or Fancy Think Limited could be subject to the enterprise income tax at a rate of 25% on our, ACG’s and/or Fancy Think Limited’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if we, ACG and Fancy Think Limited are treated as PRC “resident enterprises,” all dividends paid from Chuanglian to us (through Fancy Think Limited and ACG) would constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG and/or Fancy Think Limited. However, since it is not anticipated that we, ACG and/or Fancy Think Limited would receive dividends or generate other income in the near future, we, ACG and Fancy Think Limited are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide income in the near future. We, ACG and Fancy Think Limited will consult with the PRC tax authorities and make any necessary tax payment if we, ACG and/or Fancy Think Limited (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we, ACG or Fancy Think Limited are a resident enterprise under the EIT Law, and if we, ACG or Fancy Think Limited were to have income in the future.

Dividends From Chuanglian

If Fancy Think Limited is not treated as a resident enterprise under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises,” or non-resident investors, which (i) have establishments or premises of business inside the PRC, and (ii) the income in connection with their establishment or premises of business is sourced from the PRC or the income is earned outside the PRC but has actual connection with their establishments or places of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We, ACG and Fancy Think Limited are holding companies and substantially all of our, ACG’s and Fancy Think Limited’s income may be derived from dividends. Thus, if we, ACG, and/or Fancy Think Limited is considered as a “non-resident enterprise” under the EIT Law and the dividends paid to us, ACG and/or Fancy Think Limited are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC, or a tax treaty between China and the jurisdiction in which a non-PRC investor resides, may reduce such income or withholding tax, with respect to such non-PRC investor. Pursuant to the PRC-Hong Kong Tax Treaty, if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interest in a company in China continuously within 12 months prior to obtaining dividends from the company in China, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from such company in China is reduced to 5%. We and ACG are Cayman Islands holding companies, and ACG has a subsidiary in Hong Kong (Fancy Think Limited), which in turn owns a 100% equity interest in Chuanglian.

As a result, if Fancy Think Limited were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Fancy Think Limited receives from Chuanglian (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Fancy Think Limited to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we or ACG were treated as a PRC “non-resident enterprise” under the EIT Law, and Fancy Think Limited were treated as a PRC “resident enterprise” under the EIT Law, then dividends that we or ACG receive from Fancy Think Limited (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

As of the date of this prospectus, there has not been a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of us, ACG or Fancy Think Limited. As indicated above, however, Chuanglian is not expected to pay any dividends in the near future. We, ACG and Fancy Think Limited will consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Chuanglian was to pay any dividends and we, ACG or Fancy Think Limited (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that either we, ACG or Fancy Think Limited is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Ordinary Shares

If dividends payable to (or gains recognized by) our non-resident investors are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain on the sale or transfer of our ordinary shares may be subject to taxes under the PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to our ordinary shares, or gain non-resident investors may realize from the sale or transfer of our ordinary shares, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, we may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in our ordinary shares may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, we would not have an obligation to withhold income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

If we were to pay any dividends in the future, we would consult with the PRC tax authorities and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the EIT Law, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realized any gain from the sale or transfer of our ordinary shares and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the gain from the sale or transfer of our ordinary shares. As indicated above, under the EIT Law and its implementing rules, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our ordinary shares.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 15, 2009 that reinforces the taxation of non-listed share transfers by non-resident enterprises through overseas holding vehicles.  Circular 698 is retroactively effective from January 1, 2008. Circular 698 addresses indirect share transfers besides other issues. According to Circular 698, where a foreign (non-PRC resident) investor who indirectly holds shares in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers equity interests in a PRC resident enterprise by selling the shares of the offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the transfer. The tax authorities in charge will evaluate the offshore transaction for tax purposes.  In the event that the tax authorities determine that indirect share transfers through various arrangements of abusing forms of business organization are present, and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form.  A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets.  If the SAT’s challenge of a transfer is successful, it will deny the existence of the offshore holding company that is used for tax planning purposes and tax the seller on its capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a foreign investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such foreign investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such foreign investor’s investment in us).

Penalties for Failure to Pay Applicable PRC Income Tax

Non-resident investors in us may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares if such non-resident investors and the gain satisfy the requirements under the EIT Law and its implementing rules, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by non-resident investors from the sale or transfer of our ordinary shares is subject to any income tax in the PRC, and such non-resident investors fail to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, they may be subject to certain fines, penalties or punishments, including without limitation: (1) if a non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if a non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins), and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if a non-resident investor fails to file a tax return or pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income items of the non-resident investor in the PRC and other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and impose overdue fines on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if a non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable; and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares purchased by an investor pursuant to this offering. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass- through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Tax Consequences to Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our ordinary shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service, or the “IRS,” or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Such distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently traded on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of us and our subsidiaries for our 2010 taxable year, we may be treated as a PFIC for our 2010 taxable year.  However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2010 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, the excess of the amount of any distributions to such U.S. Holder during a taxable year of the U.S. Holder over 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a “purging election.” A purging election generally creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will have a new basis and holding period in its ordinary shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently traded on the NASDAQ Capital Market, U.S. Holders should nevertheless consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause a lower-tier PFIC to provide the required information to a U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders

Dividends paid or deemed paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Expenses

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by AutoChina.  All of such fees and expenses, except for the SEC registration fee, are estimated.

SEC registration fee	$21,390.00

FINRA fees	$13,000

Transfer agent’s fees and expenses	$5,000

Legal fees and expenses	$300,000

Printing fees and expenses	$200,000

Accounting fees and expenses	$50,000

Miscellaneous fees and expenses	$200,000

Total	$789,390

Legal Matters

The validity of the securities offered in this prospectus under Cayman Island law is being passed upon for us by Harney Westwood & Riegels, Hong Kong.  Legal matters as to PRC law will be passed upon by Beijing Ming Hai Law Firm.  Certain other legal matters relating to United States securities law will be passed upon for AutoChina by Loeb & Loeb LLP, New York, New York.  Certain matters will be passed upon for the placement agents by Sichenzia Ross Friedman Ference LLP, New York, New York.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, including the company, which can be accessed at http://www.sec.gov. For further information pertaining to the securities offered by this prospectus and AutoChina International Limited, reference is made to the registration statement.

AutoChina International Limited furnishes reports and other information to the SEC. You may read and copy any document we furnish at the SEC’s public reference facilities and the web site of the SEC referred to above. AutoChina International Limited’s file number with the SEC is 001-34477, and it began filing through EDGAR beginning on November 9, 2007.

PROSPECTUS

$300,000,000

AUTOCHINA INTERNATIONAL LIMITED

Ordinary Shares
Preferred Shares
Warrants
Subscription Rights
Debt Securities
Units

We may offer ordinary shares, par value $0.001 per share, preferred shares, par value $0.001 per share, warrants, subscription rights, debt securities and/or units from time to time. When we decide to sell securities, we will provide specific terms of the offered securities, including the offering prices of the securities, in a prospectus supplement. The securities offered by the Registrant pursuant to this prospectus will have an aggregate public offering price of up to $300,000,000.

The securities covered by this prospectus may be offered and sold from time to time in one or more offerings, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

Our ordinary shares are traded on the Nasdaq Stock Market under the symbol AUTC.

Our principal offices are located at No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China. Our telephone number at that address is +86 311 8382 7688.

Investing in our securities involves risks. You should consider carefully the risk factors referred to in this prospectus on page 3 and in the applicable supplement to this prospectus before investing in any securities that may be offered.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February 22, 2010

Table of Contents

-i-

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus refers, before making an investment decision.

Unless otherwise stated in this prospectus,

•	references to “AutoChina”, “we,” “us” or “our” refer to AutoChina International Limited;

•	references to “ACG” refer to AutoChina Group Inc. (together with its subsidiaries and affiliated entities), our wholly owned subsidiary;

•	references to “PRC” or “China” refer to the People’s Republic of China;

•	references to “dollars” or “$” refer to the legal currency of the United States;

•	references to “Renminbi” or “RMB” refer to the legal currency of China; and

•
references to “business combination” refer to AutoChina’s transaction with AutoChina Group Inc. on April 9, 2009 pursuant to which AutoChina acquired all of the outstanding securities of ACG, resulting in ACG becoming a wholly owned subsidiary of AutoChina.

Overview

AutoChina International Limited (“AutoChina”) is a holding company whose primary business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (together with its subsidiaries and affiliated entities, “ACG”).

AutoChina was incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in Greater China (including Hong Kong, Macau and Taiwan).

On April 9, 2009, we acquired all of the outstanding securities of ACG from Honest Best Int’l Ltd., resulting in ACG becoming a wholly owned subsidiary of AutoChina. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, AutoChina had no operating business.

ACG was incorporated on July 27, 2007 in the Cayman Islands by our Chairman and CEO, Yong Hui Li. At the time of the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales and leasing segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sold branded automobiles through its nationally recognized dealer network.

On June 15, 2009, ACG agreed to sell its automotive dealership segment for a purchase price of approximately RMB470 million ($68.8 million). The sale of the automotive dealership segment was consummated on December 14, 2009. As a result, our business now consists solely of the commercial vehicle sales and leasing segment.

AutoChina’s principal executive office is located at No. 322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. Its telephone number is +86 311 8382 7688.

The Securities We May Offer

We may use this prospectus to offer up to $300,000,000 of:

•	ordinary shares, including related preferred share purchase rights,

•	preferred shares,

•	warrants,

•	subscription rights

•	debt securities, and

•	units, which may consist of any combination of the above securities.

We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks in addition to those set forth below associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

An investment in our securities involves risk. Before you invest in securities issued by us, you should carefully consider the risks involved. Accordingly, you should carefully consider:

•	the information contained in or incorporated by reference into this prospectus;

•	the information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of securities;

•	the risks described in our Annual Report on Form 20-F for our most recent fiscal year, which is incorporated by reference into this prospectus;

•	the risks described in our Registration Statement on Form F-1 under the Securities Act, as amended, originally filed with the SEC on May 29, 2009 (Registration No. 333-159607); and

•
other risks and other information that may be contained in, or incorporated by reference from, other filings we make with the SEC, including in any prospectus supplement relating to specific offerings of securities.

The discussion of risks related to our business contained in or incorporated by reference into this prospectus or into any prospectus supplement comprises material risks of which we are aware. If any of the events or developments described actually occurs, our business, financial condition or results of operations would likely suffer.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”) utilizing a shelf registration process. Under this shelf process, we may sell from time to time up to $300,000,000 of any combination of the securities described in this prospectus.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information provided in this prospectus and the prospectus supplement, as well as the information incorporated by reference. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any documents incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language incorporated by reference into this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	outcomes of government reviews, inquiries, investigations and related litigation;

•	continued compliance with government regulations;

•	legislation or regulatory environments, requirements or changes adversely affecting the business in which we are engaged;

•	fluctuations in client demand;

•	management of rapid growth;

•	general economic conditions;

•	our business strategy and plans; and

•	the results of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of securities offered by the Company will be used for general corporate purposes, which may include additions to working capital, capital expenditures, financing of acquisitions and other business combinations, investments in or extensions of credit to our subsidiaries and the repayment of indebtedness.

SUMMARY FINANCIAL DATA

The following selected consolidated statements of operations data for AutoChina for the years ended December 31, 2006, 2007 and 2008 of ACG and the selected consolidated balance sheet data for our company as of December 31, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this registration statement. The following selected consolidated statements of operations data for AutoChina for the nine months ended September 30, 2008 and 2009 and the selected consolidated balance sheet data for our company as of September 30, 2008 and 2009 have been derived from our unaudited financial statements included elsewhere in this registration statement. You should read the selected consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following selected consolidated statements of operations data for AutoChina, for the years ended December 31, 2005 and 2004, and the selected consolidated balance sheet data for AutoChina as of December 31, 2006, 2005 and 2004 have been derived from ACG’s audited financial statements that are not included in this registration statement.

The Company’s consumer automotive dealership business was sold effective December 14, 2009, as a result of which this business has been accounted for as a discontinued operation for all periods presented.

The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results do not necessarily indicate the Company’s or ACG’s results expected for any future periods.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
Selected Consolidated Financial Data
(In thousands of U.S. Dollars, except per share amounts)

	September 30,	As of December 31,
	2009	2008	2007	2006	2005	2004
Balance Sheet Data -
Cash and cash equivalents	$22,042	$3,869	$-	$-	$-	$-
Restricted cash	$12,434	$-	$-	$-	$-	$-
Total current assets	$291,553	$169,754	$128,883	$103,713	$43,113	$18,529
Total assets	$350,458	$180,045	$128,883	$103,713	$43,113	$18,529
Total current liabilities	$270,517	$119,275	$91,078	$81,178	$33,968	$16,973
Total liabilities	$272,287	$119,407	$91,078	$81,178	$33,968	$16,973
Total stockholders' equity	$77,833	$60,638	$37,805	$22,535	$9,145	$1,556
Noncontrolling interests	$-	$-	$-	$-	$-	$-
Total equity	$77,833	$60,638	$37,805	$22,535	$9,145	$1,556

	Nine Months Ended September 30,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Statement of Operations Data -
Revenues	$175,374	$34,503	$36,298	$-	$-	$-	$-

Cost of sales	158,988	31,188	31,970	-	-	-	-

Gross profit	16,386	3,315	4,328	-	-	-	-

Operating expenses
Selling and marketing	1,537	550	965	-	-	-	-
General and administrative	3,905	833	2,177	-	-	-	-
Other income, net	(93)	(42)	(162)	-	-	-	-
Total operating expenses	5,349	1,341	2,980	-	-	-	-

Income from operations	11,037	1,974	1,348	-	-	-	-

Other income (expense)
Interest income	25	3	14	-	-	-	-
Interest expense	(286)	(5)	(5)	-	-	-	-
Interest expense, related party	(1,075)	-	-	-	-	-	-
Accretion of share repurchase obligation	(531)	-	-	-	-	-	-
Equity in earnings (loss) of unconsolidated subsidiaries	-	-	-	-	-	-	-
Acquisition-related costs	(295)	-	-	-	-	-	-

Income from continuing operations before income taxes	8,875	1,972	1,357	-	-	-	-

Income tax provision	1,967	395	185	-	-	-	-

Income from continuing operations	6,908	1,577	1,172	-	-	-	-

Income from discontinued operations, net of taxes	5,577	4,533	6,871	4,775	2,742	1,416	830

Net income	12,485	6,110	8,043	4,775	2,742	1,416	830

Net income attributable to the noncontrolling interests	-	-	-	-	-	-	-

Net income attributable to shareholders	$12,485	$6,110	$8,043	$4,775	$2,742	$1,416	$830

Earnings per share (1) -
Basic
Continuing operations	$0.81	$0.20	$0.15	$-	$-	$-	$-
Discontinued operations	$0.65	$0.59	$0.89	$0.62	$0.36	$0.18	$0.11
Diluted
Continuing operations	$0.69	$0.20	$0.15	$-	$-	$-	$-
Discontinued operations	$0.56	$0.59	$0.89	$0.62	$0.36	$0.18	$0.11

Weighted average shares outstanding (1) -
Basic	8,572,134	7,745,625	7,745,625	7,745,625	7,745,625	7,745,625	7,745,625
Diluted	10,027,442	7,745,625	7,745,625	7,745,625	7,745,625	7,745,625	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	6,908	1,577	1,172	-	-	-	-
Income from discontinued operations, net of taxes	5,577	4,533	6,871	4,775	2,742	1,416	830
Net income	$12,485	$6,110	$8,043	$4,775	$2,742	$1,416	$830

(1)
The calculation of weighted average shares outstanding and earnings per share reflects the retroactive restatement of the Company’s shareholders’ equity to account for the effect of the reverse merger completed on April 9, 2009.

RATIO OF EARNINGS TO FIXED CHARGES

AutoChina’s ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Nine Months Ended		Year Ended December 31,
	30-Sep-09		2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	5.93	x	5.78	x	0.00	x	0.00	x	0.00	x	0.00	x

We have computed the ratios of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest on the short term loan and on operating leases.  As of the date of this prospectus, we have no preference shares outstanding and have not declared or paid any dividends on preference shares for the periods set forth above.

Earnings (pre-tax income from continuing operations plus fixed charges)

	Nine Months Ended	Year Ended December 31,
US$'000	30-Sep-09	2008	2007	2006	2005	2004

Earnings	8,875	1,357	-	-	-	-
Fixed charges

Interest expenses	286	5
Interest expenses, related party	1,075	-
Rental for operating lease	441	279

Total	1,802	284	-	-	-	-

Note:

1)  The continued operation, truck financing commenced in April 2008.

2)  The interest expenses incurred in 2008 are far less than those in 2009, since the Company's initial operation is primarily borne by the Company's existing capital and funding from the CEO, Mr. Li and his affiliates (Kaiyuan Real Estate), which is interest-free. In 2009, significant funding for the business comes from Beiguo and it charges interest at an annual rate of approximately 4%.

CAPITALIZATION AND INDEBTEDNESS

Our capitalization and indebtedness will be set forth in a prospectus supplement to this prospectus or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated herein by reference.

DESCRIPTION OF ORDINARY SHARES

A description of our Ordinary Shares can be found in our Registration Statement on Form F-1, as amended, under the Securities Act of 1933, as amended (the “Securities Act”), as originally filed with the SEC on May 29, 2009 (Registration No. 333-159607) under the heading “Description of Securities” which description is incorporated by reference herein.

DESCRIPTION OF PREFERRED SHARES

AutoChina’s Second Amended and Restated Memorandum and Articles of Association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, AutoChina’s Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of AutoChina. Although AutoChina does not currently intend to issue any preferred shares, AutoChina cannot assure you that it will not do so in the future.

As of the date of this document, there are no outstanding shares of preferred stock of any series.

The material terms of any series of preferred shares that we offer, together with any material U.S. federal income tax considerations relating to such preferred shares, will be described in a prospectus supplement.

DESCRIPTION OF WARRANTS

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

We may issue warrants to purchase Ordinary Shares. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued and exercised;

•	the currency or currencies in which the price of such warrants will be payable;

•	the securities purchasable upon exercise of such warrants;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	any material Israeli and United States federal income tax consequences;

•	the antidilution provisions of the warrants, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following summary of certain provisions of the subscription rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the subscription rights that will be filed with the SEC in connection with the offering of such subscription rights.

General

We may issue subscription rights to purchase Ordinary Shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our shareholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;

•	the securities for which such subscription rights are exercisable;

•	the exercise price for such subscription rights;

•	the number of such subscription rights issued to each shareholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material Israeli and United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of Ordinary Shares at such exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the Ordinary Shares purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates.  We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture.  We have filed forms of these documents as exhibits to the registration statement, of which this prospectus forms a part.  The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an "indenture" and collectively as the "indentures."  Each indenture will be subject to and governed by the Trust Indenture Act and will be construed in accordance with and governed by the laws of the State of New York, without giving effect to any principles thereof relating to conflicts of law that would result in the application of the laws of any other jurisdiction.  The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.  Our debt securities may be convertible or exchangeable into any of our equity or other debt securities.

Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.  For a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

Neither indenture limits the amount of debt securities which may be issued.  The debt securities may be issued in one or more series.  The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.  Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness. Any such debt securities will be described in an accompanying prospectus supplement.

You should read the applicable indenture and subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•
if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or exchangeability provisions;

•	the terms and conditions upon which conversion of any convertible debt securities may be effected, including the conversion price, the conversion period and other conversion provisions;

•
the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•
if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder's option and the terms and conditions upon which the election may be made;

•
if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•
if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

•	any terms with respect to subordination;

•	any listing on any securities exchange or quotation system; and

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities.

Subsequent filings may include additional terms not listed above.  Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee.  Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof.  No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities to be sold at a substantial discount below the stated principal amount.  United States federal income tax consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We may issue senior debt securities under the senior debt indenture.  These senior debt securities will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We may issue subordinated debt securities under the subordinated debt indenture.  Subordinated debt will rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•
the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

but senior debt does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Under the terms of the indenture, we covenant, among other things:

•	that we will duly and punctually pay the principal of and interest, if any, on the offered debt securities in accordance with the terms of such debt securities and the applicable indenture;

•
that so long as any offered debt securities are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and (ii) furnish to the trustee and holders of the offered debt securities all interim and annual financial information required to be furnished or filed with the SEC pursuant to Section 13 and 15(d) of the Exchange Act, and with respect to the annual consolidated financial statements only, a report thereon by our independent auditors;

•
that we will deliver to the trustee after the end of each fiscal year a compliance certificate as to whether we have kept, observed, performed and fulfilled our obligations and each and every covenant contained under the applicable indenture;

•	that we will deliver to the trustee written notice of any event of default, with the exception of any payment default that has not given rise to a right of acceleration under the indenture;

•
that we will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, which may affect the covenants or the performance of the indenture or the offered debt securities;

•
that we will do or cause to be done everything necessary to preserve and keep in full force and effect our corporate existence and the corporate, partnership or other existence of certain of our subsidiaries whose preservation is determined to be desirable by our board of directors and material to the holders;

•	that we will, and we will cause each of our subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings;

•
that in the event we are required to pay additional interest to holders of our debt securities, we will provide notice to the trustee, and where applicable, the paying agent, of our obligation to pay such additional interest prior to the date on which any such additional interest is scheduled to be paid; and

•	that we will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of the indenture.

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	the ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class.  But no modification that:

•	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

•
reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

•	reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

•
waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

•	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the security;

•
makes any change with respect to holders' rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

•	waives a redemption payment with respect to any security or change any of the provisions with respect to the redemption of any securities;

will be effective against any holder without his consent.  Other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium at maturity;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•
default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable.  Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture.  Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity.  Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities.  This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders.  This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

The terms of the debt securities provide us with the right not to comply with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of such series to recognize income, gain or loss for federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository.  In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities.  Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security.  Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interests through such participating institutions.  Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee.  Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form.  The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture.  Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in applicable subsequent filings, payments of principal, premium and interest on debt securities represented by a global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository.  We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street name, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

•
the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository's relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee.

The Depository Trust Company ("DTC") is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the U.S Securities and Exchange Commission. Established in 1973, DTC was created to reduce costs and provide clearing and settlement efficiencies by immobilizing securities and making "book-entry" changes to ownership of the securities. DTC provides securities movements for the net settlements of the National Securities Clearing Corporation's ("NSCC"), and settlement for institutional trades (which typically involve money and securities transfers between custodian banks and broker/dealers), as well as money market instruments.

DTC is a subsidiary of The Depository Trust & Clearing Company ("DTCC"). DTCC is a holding company established in 1999 to combine DTC and NSCC. DTCC, through its subsidiaries, provides clearing, settlement and information services for equities, corporate and municipal bonds, government and mortgage backed securities, money market instruments and over the-counter derivatives. In addition, DTCC is a leading processor of mutual funds and insurance transactions, linking funds and carriers with their distribution networks. DTCC's customer base extends to thousands of companies within the global financial services industry. DTCC serves brokers, dealers, institutional investors, banks, trust companies, mutual fund companies, insurance carriers, hedge funds and other financial intermediaries – either directly or through correspondent relationships.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC's nominee, Cede & Co.  The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership.  DTC has no knowledge of the actual beneficial owners of the debt securities.  DTC's records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners.  The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities.  Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date.  The proxy assigns Cede & Co.'s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co.  If less than all of the debt securities of a series represented by global securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participating institution in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution's interest in the global security or securities representing the interest, on DTC's records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC's records.

DTC may discontinue providing its services as securities depository for the debt securities at any time.  Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository.  In that event, debt security certificates will be printed and delivered as described above.

DTCC is industry-owned by its customers who are members of the financial community, such as banks, broker/dealers, mutual funds and other financial institutions. DTCC operates on an at-cost basis, returning excess revenue from transaction fees to its member firms. All services provided by DTC are regulated by the U.S. Securities and Exchange Commission.

The 2009 DTCC Board of Directors is composed of 18 directors serving one-year terms. Fourteen directors are representatives of clearing agency participants, including international broker/dealers, custodian and clearing banks, and investment institutions. Two directors are designated by DTCC's preferred shareholders, which are  NYSE Euronext and FINRA, and the remaining two are the chairman and chief executive officer and the president and chief operating officer of DTCC. All of the Board members except those designated by the preferred shareholders are elected annually.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, some or all of the securities covered by this prospectus up to an aggregate public offering price of $300,000,000. We have registered the securities covered by this prospectus for offer and sale by us so that those securities may be freely sold to the public by us. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

Securities covered by this prospectus may be sold from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices.  The securities being offered by this prospectus may be sold:

•	through agents;

•	to or through one or more underwriters on a firm commitment or agency basis;

•	through put or call option transactions relating to the securities;

•	through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;

•	through any other method permitted pursuant to applicable law; or

•	through a combination of any such methods of sale.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Pursuant to a requirement by the Financial Industry Regulatory Authority, which we refer to as FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on Nasdaq or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Under the securities laws of some jurisdictions, the securities offered by this prospectus may be sold in those jurisdictions only through registered or licensed brokers or dealers.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered securities. These activities may maintain the price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•
A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•
A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, Ordinary Shares may be issued upon conversion of or in exchange for debt securities or other securities.

Each series of offered securities, other than the Ordinary Shares which are listed on Nasdaq, will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell our Ordinary Shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell Ordinary Shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any Ordinary Shares sold will be sold at prices related to the then prevailing market prices for our Ordinary Shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our Ordinary Shares or other securities. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or in connection with a simultaneous offering of other securities offered by this prospectus.

EXPENSES

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the Company.  All of such fees and expenses, except for the SEC registration fee, are estimated.

SEC registration fee		$21,390.00

FINRA fees	$		*

Transfer agent’s fees and expenses	$		*

Legal fees and expenses	$		*

Printing fees and expenses	$		*

Accounting fees and expenses	$		*

Miscellaneous fees and expenses	$		*

Total	$		*

*	To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina”) is a holding company whose primary business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (together with its subsidiaries and affiliated entities, “ACG”).

AutoChina was incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in Greater China (including Hong Kong, Macau and Taiwan).

On April 9, 2009, we acquired all of the outstanding securities of ACG from Honest Best Int’l Ltd., resulting in ACG becoming a wholly owned subsidiary of AutoChina. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

The business combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the transaction had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the business combination was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the closing date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

Prior to the business combination with ACG, AutoChina had no operating business.

ACG was incorporated on July 27, 2007 in the Cayman Islands by Chairman and CEO, Yong Hui Li. ACG operated in two primary business segments: (i) the commercial vehicle sales and leasing segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sells branded automobiles through its nationally recognized dealer network.

From its inception until April 2008, ACG’s business consisted solely of an automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of automobile franchises located primarily in Hebei Province of China. During this time period, ACG offered an extensive range of automotive products and services, including new automobiles, automobile maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, ACG commenced providing commercial vehicle sales and leasing services, which provides financing to customers to acquire heavy trucks in China.

On December 14, 2009, ACG completed the sale of its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang paid Hebei Kaiyuan approximately RMB470 million ($68.8 million). As a result of this sale, we have exited the consumer automotive dealership business and are focusing solely on the commercial vehicle sales and leasing business.

With regard to our commercial vehicle sales and leasing business, as of September 30, 2008, ACG operated 48 commercial vehicle financing centers located primarily in various cities and towns throughout the Northern regions of China. By December 31, 2008, ACG’s commercial vehicle financing facilities expanded to 103 centers primarily located in major areas in Hebei, Henan, Shanxi and Shandong provinces, Inner Mongolia Autonomous Region and Tianjin. From January 1, 2009 through June 30, 2009, ACG opened two additional financing centers, one in Beijing and one in the Inner Mongolia Autonomous Region. An additional 45 centers opened during the third quarter of 2009, bringing the total number of centers to 150 as of September 30, 2009. An additional 7 financing centers opening in the fourth quarter of 2009, bringing the total number of centers to 157 as of December 31, 2009.

All of the 157 commercial vehicle financing centers are newly established in 2008 and 2009. ACG plans to continue the opening of new commercial vehicle financing centers to increase market share across China and to grow the business. We believe that our current financing arrangements including the proceeds from the recently completed sale of the consumer vehicle dealership business are sufficient to meet our planned expansion of financing operations in the near term, however we may eventually need to raise additional capital to maintain our high rate of growth.

ACG’s operating results reflect the results of its commercial vehicles sales and leasing business, which includes commercial vehicle sales and leasing, customer support, and financing of related products such as fuel and tires. Historically, each of these activities has been directly or indirectly impacted by a variety of supply/demand factors, including the levels of public and private investment in infrastructure, economic growth rates, consumer confidence, fuel prices and interest rates. For example, during periods of sustained economic downturn, new commercial vehicle sales may be negatively impacted as consumers tend to shift their purchases to used commercial vehicles or delay their purchasing decisions altogether, electing instead to repair their existing commercial vehicles. In such cases, however, ACG believes the new commercial vehicle sales impact on ACG’s overall business is mitigated by its ability to offer other products and services.

ACG generally experienced lower volumes of commercial vehicle sales in the first calendar quarter of each year as compared to the second, third, or fourth quarters. This seasonality is generally attributable to decreased commercial vehicle activity during a portion of the first quarter due to the annual Chinese New Year holiday.

As a result, ACG’s revenues and operating income are typically lower in the first quarter and higher in the second, third, and fourth quarters. Other factors unrelated to seasonality, such as changes in economic condition, may exaggerate seasonality or cause counter-seasonal fluctuations in ACG’s revenues and operating income.

The recent global economic downturn resulted in lower than expected sales in the first quarter of 2009. However, the trend of sales improved in the second quarter of 2009 partly as a result of the Chinese Economic Stimulation Plan promulgated at the beginning of 2009 by the Chinese government in response to the global economic downturn. The Chinese Economic Stimulation Plan enabled the increase of capital investments throughout China. The resultant increased demand for commercial vehicles used in transportation and construction provided an opportunity for the Company to expand its commercial vehicle sales and leasing business. Prior to the introduction of the Chinese Economic Stimulation Plan, commercial vehicle sales had slowed, but in the second quarter of 2009 sales returned to normal levels. Throughout the period selling prices remained constant.

Sale of Automotive Dealership Business

On June 15, 2009, ACG agreed to sell its automotive dealership business pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. On December 14, 2009 ACG completed this sale. In consideration of the acquisition, Xinjiang paid Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG’s business now consists solely of its commercial vehicle sales and leasing business.

The Company expects to utilize the net proceeds from the sale of the automotive dealership business to expand the Company’s commercial vehicle sales and financing business in China. Although revenues from the commercial vehicle sales and leasing business were lower than from the automotive dealership business at the time of the sale, the Company believes that its commercial vehicle business model provides a significant platform for growth, and this capital will allow for the Company to accelerate this process. The sale of the automotive dealership business was completed on December 14, 2009.

New Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement a new commercial vehicle financing structure through our new wholly owned subsidiary, Hebei Chuangjie Auto Trade Co., Ltd. (“Chuangjie Auto Trade”).  Under the new commercial vehicle financing structure, Chuangjie Auto Trade has engaged Citic Trust Co. Ltd. (“Trustee”), a division of the Citic Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Auto Trade (the “Trust Fund”).  The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary).  Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Auto Trade.

Under the existing commercial vehicle financing model, after a customer lessee initiates an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing centers (each a “Local Center”) conducts the relevant credit checks and issues an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary).  Under the new commercial vehicle financing structure the commercial vehicle purchase order will be issued (upon completion of credit checks) by a Local Center to Chuangjie Auto Trade who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade.  Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant Local Center will enter into a Sale and Management Agreement, and the Trustee, relevant Local Center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase.  Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the Local Center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the Local Center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the Local Center will transfer title to the vehicle to the lessee upon the lessee’s request.

New Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the new tire purchase program, approved customers may now pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives rebates on customer purchases from the associated vendors.

RESULTS OF OPERATIONS

The financial statements for each of the periods presented have been reclassified to report the results of the automotive dealership segment as discontinued operations as a result of the sale by ACG of this segment on December 14, 2009. As a result, the Company has only one business segment comprising its continuing operations, commercial vehicle sales and leasing.

Nine months ended September 30, 2009 as compared to nine months ended September 30, 2008

The Commercial Vehicle Sales and Leasing Business was started in April 2008 and therefore was not in operation for the full 9 month period ended September 30, 2008. This should be considered when comparisons are made with the 9 month period ended September 30, 2009.

Overview - Continuing Operations

The Company’s revenues and earnings increased significantly during the nine months ended September 30, 2009 despite weak economic conditions during the beginning of the period. Heading into 2009, commercial vehicle sales in China had faced nine months of consecutive monthly declines according to the China Association of Automobile Manufacturers (CAAM). However, in February 2009, nationwide commercial vehicle sales rebounded and posted their first monthly increase since July 2008. This was in part due to the effects of economic stimulus measures implemented by the Chinese government. The Company’s commercial vehicles sales and leasing businesses benefitted from a recovering market for commercial vehicles in China during the rest of the period.

In January 2009, the Company established 2 additional commercial vehicle financing centers in Beijing and the Inner Mongolia Autonomous Region, bringing the total number of locations to 105, and an additional 45 centers opened during the third quarter of 2009, bringing the total number of centers to 150 as of September 30, 2009.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Nine months ended September 30, 2009		Nine months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$168,332	96.0%	$33,102	95.9%	408.5%
Finance and insurance	7,042	4.0%	1,401	4.1%	402.6%
Total revenues	$175,374	100.0%	$34,503	100.0%	408.3%

Revenues for the nine months ended September 30, 2009 were $175.4 million, an increase of 408.3% from $34.5 million in the comparable prior year period.  The Company’s revenues by category were as follows:

•  $168.3 million, or 96.0% of revenues, related to new commercial vehicle leases; and

•  $7.0 million, or 4.0%, related to finance and insurance revenue from commercial vehicle leases.

The Company’s commercial vehicle sales and leasing business recorded 4,289 vehicle financing agreements and sales in the first nine months of 2009, compared to 913 vehicle financing agreements and sales in the first nine months of 2008. In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles during the first nine months of 2009 or the first nine months of 2008. The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Cost of Sales

Cost of sales in the first nine months of 2009 totaled $159.0 million, as compared to $31.2 million in the prior year, an increase of 409.8% as compared to the same period of 2008, mainly due to increased sales in the commercial vehicle sales and leasing business, with 150 leasing centers during the first nine months of 2009, while the Company commenced this business in April 2008 with 48 leasing centers.

Gross Profit

The Company’s gross profit was $16.4 million in the first nine months of 2009, representing a gross margin of 9.3%, a slight decrease from 9.6% for the prior period in 2008, which is a result of slightly reduced pricing in order to attract customers.

Operating Expenses

Operating expenses for the nine months ended September 30, 2009 were $5.3 million, which was $4.0 million, or 299.0%, higher than the same period of 2008. This was mainly due to the growth in the number of employees, commercial vehicle sales and leasing centers, and the expenses incurred operating as a public company since April 2009.

Interest Expense

Interest expense totaled $1.4 million for the first nine months of 2009, of which $1.1 million of interest expense was paid to an affiliate, Beiguo, for the purchase of commercial vehicles for leasing.  Interest expense was negligible for the first nine months of 2008.

Interest Income

Interest income totaled $0.03 million for the first nine months of 2009.  Interest income was negligible for the first nine months of 2008.

Other Income (Expense)

Other expense for the first nine months of 2009 was $2.2 million, mainly as a result of the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above.  Other expense was negligible for the first nine months of 2008.

Income Tax Expense

In the first nine months of 2009, the Company recorded income tax expense of $2.0 million, as compared to an income tax expense of $0.4 million in the first nine months of 2008. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income from Continuing Operations

Net income from continuing operations in the first nine months of 2009 was $6.9 million, as compared to $1.6 million in the first nine months of 2008, representing an increase of 338.0% from the first nine months of 2008. The increase primarily resulted from the significant increase in revenues generated from the commercial vehicle sales and leasing businesses.

Net Income Attributable to Shareholders

Net income attributable to shareholders in the first nine months of 2009 was $12.5 million, as compared to $6.1 million in the first nine months of 2008, representing an increase of 104.3% from the first nine months of 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicle sales and leasing business and discontinued operations.

Three months ended September 30, 2009 as compared to three months ended September 30, 2008

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended September 30, 2009		Three months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
Commercial vehicles	$97,374	95.9%	$11,428	92.9%	752.1%
Finance and insurance	4,126	4.1%	879	7.1%	369.4%
Total revenues	$101,500	100.0%	$12,307	100.0%	724.7%

Revenues for the third quarter of 2009 were $101.5 million, an increase of 752.1% from $11.4 million in the third quarter of 2008.  The Company’s revenues by category were as follows:

•  $97.4 million, or 95.9% of revenues, related to new commercial vehicle leases; and

•  $4.1 million, or 4.1%, related to Finance and insurance revenue from commercial vehicle leases.

The Company’s commercial vehicle sales and leasing business recorded 2,531 vehicle financing agreements and sales in the third quarter of 2009, compared to 291 vehicle financing agreements and sales in the third quarter of 2008. In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles through the third quarter of 2009 or the third quarter of 2008. The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Cost of Sales

Cost of sales in the third quarter of 2009 totaled $91.2 million, as compared to $10.5 million in the prior year, an increase of 767.6% than the same period of 2008, mainly due to increased sales in the commercial vehicle sales and leasing business, with 2,531 vehicle financing agreements and sales in the third quarter of 2009 compared to 291 vehicle financing agreements in the prior year period.

Gross Profit

The Company’s gross profit was $10.3 million in the third quarter of 2009, resulting in a gross margin of 10.1%, as compared to 14.6% for the prior fiscal year period, which is a result of reduced pricing in order to attract customers.

Operating Expenses

Operating expenses in the third quarter of 2009 were $2.5 million, which was $1.7 million or 230.4% higher than the third quarter of 2008. This was mainly due to the growth in the number of employees, commercial vehicle sales and leasing centers, and additional expenses incurred to operate as a public company since April 2009.

Interest Expense

Interest expense totaled $0.9 million in the third quarter of 2009, of which $0.85 million of interest expense was paid to an affiliate, Beiguo, for the purchase of commercial vehicle for leasing. Interest expense was negligible for the third quarter of 2008.

Interest Income

Interest income totaled $0.01 million in the first nine months of 2009, as compared to $0.03 million in the first nine months of 2008.

Other Income (Expense)

Other expense in the third quarter of 2009 was $1.1 million, mainly consisting of the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above.  Other income (expense) was negligible in the same period in 2008.

Income Tax Expense

In the third quarter of 2009, the Company recorded an income tax expense of $1.6 million, as compared to an income tax expense of $0.1 million in the third quarter of 2008. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income from Continuing Operations

Net income from continuing operations in the third quarter of 2009 was $5.0 million, as compared to $1.0 million in the third quarter of 2008, representing an increase of 426.1% from the third quarter of 2008. The increase primarily resulted from the significant increase in revenues generated from the commercial vehicle sales and leasing businesses.

Net Income Attributable to Shareholders

Net Income attributable to shareholders in the third quarter of 2009 was $7.0 million, as compared to $3.0 million in the third quarter of 2008, representing an increase of 129.8% from the third quarter of 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicle sales and leasing business and discontinued operations.

The discussion and financial information for the year ended December 31, 2008 relates to a period prior to our business combination with ACG on April 9, 2009. In addition, as the Company’s commercial vehicle sales and leasing business was not in operation prior to April 2008, a comparison to periods prior to 2008 is not provided.

Discontinued Operations - Dealership Business

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Hebei Kaiyuan and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million (approximately $68.8 million). ACG completed the sale on December 14, 2009.

Accordingly, the Company has accounted for the consumer automotive dealership business in the accompanying consolidated financial statements as a discontinued operation. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the consumer automotive dealership business have been appropriately reclassified in the accompanying consolidated financial statements as discontinued operations for all periods presented.

Nine months ended September 30, 2009 as compared to nine months ended September 30, 2008

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues from discontinued operations:

(in thousands)	Nine months ended September 30, 2009		Nine months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
New automobiles	$353,624	90.7%	$270,164	90.7%	30.9%
Parts and service	35,468	9.1%	27,327	9.2%	29.8%
Finance and insurance	737	0.2%	212	0.1%	247.6%
Total revenues	$389,829	100.0%	$297,703	100.0%	30.9%

Revenues from discontinued operations for the nine months ended September 30, 2009 were $389.8 million, an increase of 30.9% as compared to $297.7 million in the comparable prior year period.  The Company’s revenues by category were as follows:

•$353.6 million, or 90.7% of revenues from discontinued operations, related to new automobiles;

•$35.5 million, or 9.1%, related to parts and service; and

•$0.7 million, or 0.2%, related to finance and insurance.

The increase in new automobile sales was  primarily due to the effects of economic stimulus measures implemented by the Chinese government imposed and improving investment sentiment from businesses in early 2009. It also led to increase in revenue from parts and service as the total number of automobile sold increased.

Income from Discontinued Operations, before Income Taxes

In the first nine months of 2009, the income from discontinued operations before income taxes was $10.1 million, as compared to $7.4 million in the first nine months of 2008. This increase was due to the significant increase in gross profit of $4.6 million generated from the dealership businesses. It was partially offset by increased operating and other expenses of $1.9 million.

Income Tax Expense

In the first nine months of 2009, the Company recorded income tax expense of $3.0 million, as compared to an income tax expense of $1.9 million in the first nine months of 2008. This increase was due to the increased pre-tax income generated by the dealership subsidiaries of the Company.

Income from Discontinued Operations attributable to Noncontrolling Interests

In the first nine months of 2009, the income from discontinued operations attributable to noncontrolling interests was $1.6 million, as compared to $0.9 million for the first nine months of 2008. This increase was due to the increased net income generated by the dealership subsidiaries of the Company during the period.

Income from Discontinued Operations, net of taxes

Net income from discontinued operations, net of taxes, for the first nine months of 2009 was $5.6 million, as compared to $4.5 million for the first nine months of 2008, representing an increase of 23.0% from the first nine months of 2008. The increase primarily resulted from the significant increase in revenues generated from the dealership businesses.

Three months ended September 30, 2009 as compared to three months ended September 30, 2008

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues from discontinued operations:

(in thousands)	Three months ended September 30, 2009		Three months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
New automobiles	$128,530	91.5%	$91,827	89.6%	40.0%
Parts and service	11,427	8.1%	10,752	10.5%	6.3%
Finance and insurance	521	0.4%	-85	-0.1%	-712.9%
Total revenues	$140,478	100.0%	$102,494	100.0%	37.1%

Revenues from discontinued operations for the third quarter 2009 increased to $140.4 million, an increase of 37.1% as compared to $102.5 million for the third quarter of 2008.  The Company’s revenues by category were as follows:

•$128.6 million, or 91.5%, related to new automobiles;

•$11.4 million, or 8.1%, related to parts and service; and

•$0.5 million, or 0.4%, related to parts and services.

The revenues from discontinued operations continued to increase during the third quarter as a result of the increased number of new automobiles as a result of  the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Income from Discontinued Operations, net of taxes

Net income from discontinued operations, net of taxes, in the third quarter of 2009 was $2.0 million, as compared to $2.1 million in the first nine months of 2008, representing a decrease of 6.4%% from the third quarter of 2008. The slight decrease in income was primarily resulted from the increased operating and other expenses for the dealership businesses during the third quarter.

2008 Compared to 2007

Revenues from discontinued operations increased by $111.8 million to $406.5, or 38.0%, in fiscal 2008 as compared to $294.6 million in fiscal 2007, principally as a result of (i) revenue growth from an additional five automotive dealership stores acquired during the period ($27.1 million) and (ii) increased demand for automobiles ($84.7 million)..

Income from discontinued operations, before income taxes, was $11.0 million for fiscal 2008, an increase of $4.0 million or 36.2%, as compared to $7.0 million for fiscal 2007. This increase was due to the significant increase in gross profit of $6.3 million generated from the dealership businesses. It was partially offset by increased operating and other expenses of $2.3 million.

Income tax expense for discontinued operations increased $1.8 million or 187.3%, to $2.8 million in fiscal 2008, as compared to $1.0 million in fiscal 2007. It was due to the increased pre-tax income generated during the year.

Income from discontinued operations attributable to non-controlling interests increased $0.1 million or 3.9%, to $1.3 million in fiscal 2008, as compared to $1.2 million in fiscal 2007. The slight increase was due to the increased net income generated during the period.

Income from discontinued operations, net of taxes, increased by $2.1 million or 43.9%, to $6.9 million in fiscal 2008, as compared to $4.8 million in fiscal 2007. The increase primarily resulted from the significant increase in revenues generated from the dealership businesses.

2007 Compared to 2006

Revenues from discontinued operations increased by $142.0 million, or 93.0%, in fiscal 2007 as compared to fiscal 2006, principally as a result of (i) increased demand for automobiles ($122.8 million), (ii) revenues from dealerships established in fiscal 2006 that operated a full 12 months in fiscal 2007 ($17.6 million), and (iii) revenue growth from four automotive dealership stores acquired during fiscal 2007 ($1.6 million).

Income from discontinued operations, before income taxes, was $7.0 million for fiscal 2007, an increase of $4.0 million or 134.2%, as compared to $3.0 million for the fiscal 2006. This increase was due to the significant increase in gross profit of $9.4 million generated from the dealership businesses. It was partially offset by the increased operating and other expenses of $5.4 million result from the increased number of personnel and number of dealership stores.

Income tax expense for discontinued operations increased $1.0 million or 100.0%, to $1.0 million in fiscal 2007, as compared to the income tax benefit of $0.1 million in fiscal 2006. The income generated prior to 2007 was non-taxable since all of the ACG’s dealership subsidiaries were granted tax incentives in connection with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons in 2005, whereby the subsidiaries were fully exempted from paying income taxes for a period of 2-3 years. In 2007, the full exemption incentives expired for certain subsidiaries and thereafter such subsidiaries received a 50% discounted income tax rate. Accordingly, income tax expense increased thereafter.

Income from discontinued operations attributable to non-controlling interests increased $0.9 million or 345.2%, to $1.2 million in fiscal 2007, as compared to $0.3 million in fiscal 2006. The slight increment was due to the increased net income generated during the period.

Income from discontinued operations, net of taxes, increased $2.1 million or 74.1%, to $4.7 million in fiscal 2007, as compared to $2.7 million in fiscal 2006. The increase primarily resulted from the significant increase in revenues generated from the dealership businesses.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

Since inception, the Company’s sources of cash were mainly from borrowings from affiliates, financial institutions and capital contributed by the Company’s shareholders.

From 2008 to the first half of 2009, the Company’s capital expenditures for continuing operations were financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.00% to 5.31% per annum.

As of September 30, 2009, the Company had incurred accounts payable of $83.4 million from an affiliate, Beiguo, for the purchase of commercial vehicles for leasing as part of the commercial vehicle sales and leasing business, an increase of $81.1 million during the nine months ended September 30, 2009. As of December 31, 2008, the amount due Beiguo was $2.3 million.  According to the financing arrangement between the Company and Beiguo, the accounts payable is at an interest rate of 4.00% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.  Such costs are accounted for as interest expense between related parties.  The Company expects to continue to rely on this financing arrangement with Beiguo for the foreseeable future.

As of September 30, 2009, the Company’s continuing operations also had notes payable of $8.8 million with various financial institutions in the PRC.

We expect to utilize the net proceeds from the sale of the automotive dealership business to expand our commercial vehicle sales and financing business in China. Although revenues from the commercial vehicle sales and leasing business were lower than from the automotive dealership business at the time of the sale, the Company believes that its commercial vehicle business model provides a significant platform for growth, and this capital will allow for the Company to accelerate this process.

After taking into consideration our present banking facilities, our financing arrangement with our affiliate, our existing cash resources, the cash flows expected to be generated from operations, the net proceeds received from the sale of the automotive dealership business in December 2009, and the settlement of the put and call agreements in September and October 2009, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements. Further, while ACG has no specific plans to issue debt or equity securities, ACG believes, if necessary, it could raise additional capital through the issuance of such securities or loans.

Working Capital

As of September 30, 2009 and December 31, 2008, the Company had working capital of $21.0 million and $50.4 million, respectively.

In conjunction with the April 2009 business combination, the Company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40.9 million) and a portion of which were unpaid at the closing of the business combination. In order to ensure that the business combination was approved by the shareholders, the Company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the Company from shareholders who had indicated their intention to vote against the business combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls. The put and call agreements were settled at no cost to the Company in August through October 2009. The Company accounted for the settlements as capital transactions.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees -
Cash	1,200
Short-term note payable	429
Short-term put and call agreements -	-
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410

Total	$44,037

As a result of the aforementioned agreements, at the closing of the business combination, the unrestricted cash acquired in the transaction was $1,697,000.  The release of $4,986,696 of restricted cash held in escrow in August 2009 pursuant to the put and call arrangements described below provided additional funds to finance the Company’s operations.  The sale of the Company’s automotive dealership business, which was completed in December 2009, has also provided additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Put and Call Agreements

In connection with the April 2009 business combination, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the business combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with the business combination, together with $377,000 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina. These put options were terminated on September 2, 2009.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. On October 9, 2009, the call options expired without being exercised, and on October 23, 2009, the put options expired without being exercised.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of approximately $58,000 in connection with the agreement. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held approximately $4.6 million in cash provided by AutoChina to secure payment of the exercise price by AutoChina. These put options were terminated on August 17, 2009.

A summary of the Put and Call Agreements is presented below.

(in thousands, except for share or per share amounts )
Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,610	$4,610	$-
Unfunded commitment	$8.50	299,000	2,541	-	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion recorded over the life of the commitment as a charge to operations			$664

On August 17, 2009 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to acquire 705,790 previously issued ordinary shares to the Transferees.  Subsequently, the Transferees exercised such options and the Company’s commitment on the put option under the Put and Call Agreements was released.  As a result, during August and September 2009, a total of $4,986,696 of restricted cash held in escrow was released to the Company. The remainder of the put and call options expired without being exercised in October 2009.

Financial Condition

The following table sets forth the major balance sheet accounts of ACG at December 31, 2008, 2007 and 2006 and at September 30, 2009 (unaudited) (in thousands):

	September 30,	December 31,
	2009	2008	2007	2006
Assets:
Restricted cash	$12,434	$-	$-	$-
Deposits for inventories	21,574	428	-	-
Net investment in sales-type leases	139,238	23,359	-	-
Property, equipment and improvements, net	$1,925	$1,799	$-	$-
Liabilities:
Accounts payable, related party	$83,388	$2,272	$-	$-
Trade notes payable	$12,434	$-	$-	$-

Restricted cash increased in line with the trade notes payable, as ACG used financing to purchase commercial vehicles. In September 30, 2009, restricted cash increased by $12.4 million (100.0%) compared with December 31, 2008. The increment of the trade notes payables was increased at the same amount. The increase was due to the need to secure the new note payables by the commercial vehicle leasing segment.

Deposits for inventory balances for continuing operations continuously increased throughout the period. As of September 30, 2009, deposits for inventories were $21.6 million as compared to $0.4 million on December 31, 2008 (4,940.7%), while revenue from continuing operations increased 30.9% for the nine months ended September 30, 2009 compared with same period in prior year. The growth was due to the increased number of commercial vehicles contracts entered and lead to increased needs of commercial vehicle inventories.

Net investment in leases began in April 2008 as a result of the commercial vehicle sales and leasing business under which ACG enters into monthly installment arrangements with customers for a 2-year period. As the Company continued to experience significant growth in revenue throughout the period, the balance of net investment in leases increased accordingly.

Property, equipment and improvements for continuing operation increased to $1.9 million in September 30, 2009, an increase of $0.1 million (7.0%) as compared with December 31, 2008. The increased expenditures primarily relate to costs associated with expanding a number of commercial vehicle financing centers.

Trade notes payable were promissory notes which were secured by cash deposits with banks (restricted cash). Trade notes payable was $12.4 million in September 30, 2009, which increased by $12.4 million (100.0%) compared with December 31, 2008. These increases were a result of the increased level of automobile inventories and revenue growth.

ACG’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and notes receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, has funded accounts and notes receivables growth, inventory growth and capital expenditures.

The following table sets forth certain historical information with respect to ACG’s statements of cash flows (in thousands):

	Nine months ended September 30,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(unaudited)

Net cash used in operating activities	$(125,258)	$(22,285)	$(4,198)	$-	$-
Net cash used in investing activities	33,790	(1,300)	(1,922)	-	-
Net cash provided by financing activities	109,642	27,527	9,390	-	-
Net cash flow provided by (used in) discontinued operations	2,515	(208)	(125)	5,721	3,205
Effect of exchange rate change	41	1,107	1,441	(350)	(285)

Net increase (decrease) in cash and cash equivalents	$20,730	$4,841)	$4,586	$5,371	$2,920

Operating Activities. The Company used $125.3 million in continuing operating activities for the nine months ended September 30, 2009, as compared to $22.3 million for the nine months ended September 30, 2008, representing an increase of $103.0 million. This increase in cash flows used from operating activities was attributable primarily to the increase of net investment in sales-type leases, which was related to the growing commercial vehicle sales and leasing business.

 In the first nine months of 2009, the Company used $125.3 million from operating activities. During this period ACG had net income of $12.5 million, however $5.6 million of this was from discontinued operations. In addition, ACG increased the net investment in sales-type leases by $115.9 million, increased deposits for inventories by $21.1 million, and decreased customer deposits, related party by $16.1 million. However, there were increases in trade notes payable of $12.4 million, an increase in other payables and accrued liabilities by $3.7 million and an increase in accounts payable by $2.0 million, and decreased inventory by $1.0 million. The remaining balance of $1.8 million arises from changes in prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

In fiscal 2008, the Company used $4.2 million from operating activities. During this period ACG  had net income of $8.0 million, however $6.9 million of this netting was from from discontinued operations. In addition, ACG increased the net investment in sales-type leases by $23.7 million, increased prepaid expense and other current assets by $1.4 million, and increased the inventories by $1.2 million. However, there were increases in customer deposits, related party of $16.1 million, and an increase in accounts payable by $4.9 million. The remaining balance of $0.03 million arises from changes in income tax payable, deposits for inventories, depreciation and amortization and other items.

Since the Company continued to expand its commercial vehicle sales and leasing business since inception in April 2008, cash flow used in continuing operating activities has increased over time.

Investing Activities. Net cash provided by continuing investing activities was $33.8 million in the first nine months of 2009 and the net cash used in continuing investing activities was $1.9 million in fiscal 2008.

In addition to the purchase of property, equipment and improvements, the Company received $29.3 million of advances from the sale of the dealership businesses during the first nine months of 2009.  Furthermore, the change in restricted cash, which was pledged to banks for borrowings, has also affected the net cash used in investing activities.

Financing Activities. Net cash provided by financing activities was $109.6 million in the first nine months of 2009 and  $9.4 million in the first nine months of 2008. In the first nine months of 2009, the Company increased the total net borrowings by $22.9 million, obtained proceeds through the financing arrangement with Beiguo by $81.1 million, and made a net repayment from affiliates of $0.7 million. The Company also acquired cash of $1.7 million from the reverse merger, while it paid $0.4 million for repurchasing warrants subsequent to the closing of the reverse merger, and received $5.0 million from the release of restricted cash held in escrow. In fiscal 2008, the Company had a capital contribution of $7.1 million from its shareholders. It has also obtained proceeds from the financing arrangement with an affiliate for $2.3 million in fiscal 2008..

Net cash provided by (used in) discontinued operations. Net cash provided by discontinued operations was $2.5 million in the first nine months of 2009, $5.7 million in fiscal 2007 and $3.2 million in fiscal 2006. The discontinued operations used cash of $0.1 million in fiscal 2008. In the first nine months of 2009, the net cash provided by discontinued operations resulted primarily from the increase in operating activities, while the increase in net cash for fiscal 2007 and fiscal 2006 was mainly due to capital contributions.

Historically, most or all of available cash is used to fund the investment in sales-type leases, inventory growth and for capital expenditures. To the extent the investment in sales-type leases and inventory growth and capital expenditures exceed income from operations, generally the Company increases the borrowings under facilities and from affiliates.

The Company leased all of the properties where commercial vehicle financing centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

At September 30, 2009, the Company had $22.0 million of cash on hand, with $20.9 million of cash held in Renminbi. On a short-term basis, the Company’s principal sources of liquidity include income from operations and short-term borrowings from financial institutions including accounts payable, related party and trade notes payable. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations, borrowings from financial institutions and/or fixed interest term loans. Further, the Company believes, if necessary, it could raise additional capital through the issuance of such securities or shareholders loans.

The Company expects to use cash to (i) increase its net investment in sales-type leases in line with its revenue growth, and (ii) purchase property and equipment and make improvements on existing property in the next 12 months in connection with adding a substantial number of commercial vehicle financing centers. The Company believes that it has adequate liquidity to satisfy its capital needs for the near term, however we may eventually need to raise additional capital to maintain our high rate of growth.

ACG’s borrowings primarily consisted of (i) Floor plan notes payable—manufacturer affiliated; and (ii) Trade notes payable.

Trade notes payable were bank guaranteed promissory notes which were secured by cash deposits with banks (restricted cash). It was $12.4 million on September 30, 2009, which increased by $12.4 million (100.0%) as compared with December 31, 2008. The increase resulted from the revenue growth. The trade notes payable are non-interest bearing and generally mature within six months.  As the Company expects to continue to grow the business, the trade note payable will likely increase accordingly.

The Company’s borrowings fluctuate primarily based upon a number of factors including (i) revenues, (ii) change of net investment in sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have driven account and notes receivables growth, inventory growth and capital expenditures.

Cash and cash equivalents as of September 30, 2009 are held by the Company’s subsidiaries and variable interest entities. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Contractual Payment Obligations

The following is a summary of the Company’s contractual obligations for continuing operations as of September 30, 2009 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

Trade notes payable (1)	$12,434	$12,434	$-	$-	$-
Operating leases	939	517	404	17	1
Notes payable	8,777	8,777	-	-	-
Accounts payable, related party	83,388	83,388	-	-	-
Short-term loan (2)	14,590	14,590
Share repurchase obligations	2,537	2,537	-	-	-

Total	$122,665	$122,243	$404	$17	$1

(1)	Trade notes payable are presented to commercial vehicle manufactures as payment against outstanding trade payables, are non-interest bearing and generally mature within 6 months.

(2)	Relate to dealership business that is disposed, and settled on December 14, 2009 upon the completion of the disposal.

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for all of its commercial vehicle financing stores and office facilities. Generally, the leases for its commercial vehicle financing stores are for periods of one to three years. The Company uses leasing arrangements to maintain flexibility in its commercial vehicle financing store locations and to preserve capital. The Company expects to continue to lease the majority of its store and office facilities under arrangements substantially consistent with the past.  Other than its operating leases, the Company is not a party to any off-balance sheet arrangement.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles were revised effective for interim reports for annual periods ending after September 15, 2009. The Financial Accounting Standards Board (“FASB”) completed the Accounting Standards Codification (“Codification”) which will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This revision is effective for interim and annual periods ending after September 15, 2009. Existing accounting standards are superseded upon completion of the Codification. The Company has revised its interim financial statements to comply with this change and to use plain English to describe its accounting principles.

In May 2009, generally accepted accounting principles, for reporting “Subsequent Events,” was revised establishing a new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company evaluated subsequent events after the balance sheet date of December 11, 2009 through the filing of this report with the Securities and Exchange Commission (“SEC”) on December 11, 2009.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change in the current period; no additional disclosures were required.

The Company adopted the provisions of the Codification Topic 820 “ Fair Value Measurements and Disclosures ” (“ASC 820”) and Codification Topic 825-10 “ Financial Instruments ” (“ASC 825-10”) and on January 1, 2008.   ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I - Quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date.

Level II - Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level III - Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Since the issuance of ASC 820, the FASB has issued several pronouncements to clarify the application of ASC 820.  These pronouncements apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820.  In April 2009, the FASB issued ASC Topic 820-10-65-4, “ Transaction Related to FASB Staff Position FAS 157-4 Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ” (“ASC 820-10-65-4”), which provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased.  ASC 820-10-65-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  ASC 820-10-65-4 is effective for interim and periods ending after June 15, 2009. The Company adopted this guidance on June 30, 2009 and did not have any impact on the Company’s financial statement presentation or disclosures.

In February 2007, the FASB issued ASC 825-10, “Financial Instruments”, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. ASC 825-10 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. ASC 825-10 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in ASC 820 and ASC 825.  The Company adopted ASC 825-10 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of ASC 825-10 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

The Company’s financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at September 30, 2009 and December 31, 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates. Therefore, the adoption of the above accounting principles, as they became or will become applicable to the Company, had no significant impact on the measurement of the financial assets and liabilities.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The revised guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. The Company adopted the guidance on January 1, 2009 and affected how the Company accounted for the acquisition of ACG.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests, which clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. The guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company adopted the guidance on January 1, 2009 and affected how the Company accounts for its noncontrolling interests.

In March 2008, generally accepted accounting principles revised requirements for Disclosures about Derivative Instruments and Hedging Activities. The revision requires entities using derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  The change also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of generally accepted accounting principles have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  The Company adopted revision effective January 1, 2009, and did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In June 2008, generally accepted accounting principles were revised to mandate a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of this guidance, results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of this guidance will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change on June 30, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which is January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company expects to adopt this revision on January 1, 2010 and expects that adoption of this revision will not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for variable interest entities and is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company expects that adoption will not have a material effect on its financial position or results of operations.

In September 2009, the FASB issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: goodwill, intangible assets and long-lived assets, income taxes and accounts receivable.

Goodwill, Intangible Assets and Long-Lived Assets.   GAAP requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Goodwill is to be tested for impairment at least on an annual basis and more often under certain circumstances, and written down when impaired. An interim impairment test is required if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

Impairment losses are limited to the carrying value of the goodwill, which represents the excess of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill. In determining the estimated future cash flows, ACG considers current and projected future levels of income based on management’s plans for that business, as well as business trends, prospects and market and economic conditions.

The Company accounts for the impairment of long-lived assets, such as property and equipment and intangible assets.. The Company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value. The Company reports an impairment cost as a charge to operations at the time it is recognized.

Income Taxes. The Company accounts for income taxes in accordance with GAAP,   which require recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable. Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of September 30, 2009 and December 31, 2008, the Company believes are collectible in full. Therefore, management determined no allowance for uncollectible amounts was required. Concentrations of credit risk with respect to accounts receivables from the sale of commercial vehicles are limited because a large number of diverse customers comprise the Company’s customer base, thus spreading the trade credit risk.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of September 30, 2009, AutoChina’s total outstanding loans for the continuing operations amounted to $104.6 million with interest rates in the range of 4.00% to 5.31% per annum.  AutoChina has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended September 30, 2009 of RMB47.8 million is reported as $6,991,397 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8326.  Net income would decrease $12,250 to $6,979,147 based on the December 31, 2008 exchange rate of 6.8430, or decrease $4,425 to $6,986,972 based on the September 30, 2009 exchange rate of 6.8364 Renminbi per U.S. dollar.  In additional, net income would decrease $1,434,977 to $5,556,420 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the nine months ended September 30, 2009 of RMB85.3 million is reported as $12,484,771 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8326.  Net income would decrease $22,065 to $12,462,706 based on the December 31, 2008 exchange rate of 6.8430, or decrease $8,070 to $12,462,701 based on the September 30, 2009 exchange rate of 6.8364 Renminbi per U.S. dollar.  In additional, net income would decrease $2,566,700 to $9,918,071 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2008 of RMB 55.9 million is reported as $8,043,256 based on the 2008 year-to-date average Renminbi to U.S. dollar exchange rate of 6.9464.  Net income would increase $121,731 to $8,164,987 based on the December 31, 2008 exchange rate of 6.8430, or increase $136,697 to $8,179,953 based on the June 30, 2009 exchange rate of 6.8305 Renminbi per U.S. dollar.  However, net income would decrease $1,313,834 to $6,729,422 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the year ended December 31, 2007 of RMB 36.3 million is reported as $4,774,381 based on the 2007 year-to-date average Renminbi to U.S. dollar exchange rate of 7.6079.  Net income would increase $198,254 to $4,972,635 based on the December 31, 2007 exchange rate of 7.3046, or increase $543,401 to $5,317,782 based on the June 30, 2009 exchange rate of 6.8305 Renminbi per U.S. dollar.  However, net income would decrease $398,102 to $4,376,279 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

 The Company’s first quarter (January through March) have historically been slower for commercial vehicle sales and leasing. Conversely, ACG’s second to fourth fiscal quarters (April through December) have historically been more steady for sales. Therefore, the Company generally realizes a higher proportion of its revenue and operating profit during the second to fourth fiscal quarters. The Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on June 9, 2009;

•	amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on November 6, 2009;

•
our Current Reports on Form 6-K filed with the SEC on June 19, July 21, September 10, September 30, October 14, November 17, December 11, December 29, 2009 and February 16, 2010 (except to the extent such reports are furnished but not filed with the SEC);

•
the description of our Ordinary Shares contained in our Registration Statement on Form F-1 under the Securities Act, as amended, originally filed with the SEC on May 29, 2009 (Registration No. 333-159607);

•
the prospectus filed pursuant to Rule 424(b) filed with the SEC on December 8, 2009, which forms a part of our Registration Statement on Form F-1 under the Securities Act, as amended, originally filed with the SEC on May 29, 2009 (Registration No. 333-159607);

•
any Form 20-F, 10-K, 10-Q or 8-K filed with the SEC after the date of this prospectus and prior to the termination of this offering of securities (except to the extent such reports are furnished but not filed with the SEC);

•
any Current Report on Form 6-K filed with the SEC after the date of this prospectus and prior to the termination of this offering of securities, but only to the extent that the forms expressly state that we incorporate them by reference in this prospectus; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities.

Potential investors, including any beneficial owner, may obtain a copy of any of the documents summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings incorporated by reference herein without charge by written or oral request directed to Hui Kai Yan, Corporate Secretary; No.322, Zhongshan East Road; Shijiazhuang, Hebei; People’s Republic of China. The telephone number at our executive office is +86 311 8382 7688.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INDEMNIFICATION

AutoChina’s Second Amended and Restated Memorandum and Articles of Association provides that members of its board of directors shall be indemnified and secured harmless out of the assets and profits of AutoChina from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices, provided that such indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

This provision, however, will not eliminate or limit liability arising under federal securities laws. AutoChina’s Amended and Restated Articles of Association does not eliminate its director’s fiduciary duties. The inclusion of the foregoing provision may, however, discourage or deter shareholders or management from bringing a lawsuit against directors even though such an action, if successful, might otherwise have benefited AutoChina and its shareholders. This provision should not affect the availability of a claim or right of action based upon a director’s fraud or dishonesty.

Cayman Islands law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys fees, in connection with various proceedings, except where there has been fraud or dishonesty or willful neglect or willful default. AutoChina’s Amended and Restated Articles of Association provide that AutoChina will indemnify its directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts, provided that such indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Harney Westwood & Riegels, Hong Kong.  Certain other legal matters relating to United States law will be passed upon for AutoChina by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated balance sheets of ACG and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two year period ended December 31, 2007 incorporated by reference in this registration statement have been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report or such financial statement. On December 8, 2008, Crowe Horwath LLP, an independent registered public accounting firm, acquired certain assets of Grobstein, Horwath & Company LLP and many of the partners of Grobstein, Horwath & Company LLP became partners of Crowe Horwath LLP. On December 22, 2008, ACG engaged Crowe Horwath LLP as its independent registered public accounting firm. Crowe Horwath LLP conducted the audit of ACG’s consolidated balance sheet as of December 31, 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2008 incorporated by reference in this registration statement, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Crowe Horwath LLP are included in reliance upon their report given upon the authority of Crowe Horwath LLP as experts in auditing and accounting.

The balance sheet of AutoChina International Limited (f/k/a Spring Creek Acquisition Corp.) as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for the period from October 16, 2007 (inception) to December 31, 2007 have been audited by UHY LLP, independent registered public accounting firm, to the extent and for the period set forth in their report incorporated by reference in this prospectus and in the registration statement. The financial statements and the report of UHY LLP are incorporated by reference in reliance upon their report given upon the authority of UHY LLP as experts in auditing and accounting. On September 19, 2008, AutoChina terminated UHY LLP and appointed Grobstein, Horwath & Company LLP as its independent registered public accounting firm. On December 8, 2008, Crowe Horwath LLP acquired certain assets of Grobstein, Horwath & Company LLP and many of the partners of Grobstein, Horwath & Company LLP became partners of Crowe Horwath LLP. On January 12, 2009, AutoChina engaged Crowe Horwath LLP as its independent registered public accounting firm and Crowe Horwath LLP conducted the audit of AutoChina’s financial statements as of and for the year ended December 31, 2008. The financial statements and the report of Crowe Horwath LLP are incorporated by reference in reliance upon their report given upon the authority of Crowe Horwath LLP as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to the offer and sale of securities pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, including the Company, which can be accessed at http://www.sec.gov. For further information pertaining to the securities offered by this prospectus and AutoChina International Limited, reference is made to the registration statement.

AutoChina International Limited furnishes reports and other information to the SEC. You may read and copy any document we furnish at the SEC’s public reference facilities and the web site of the SEC referred to above. AutoChina International Limited’s file number with the SEC is 001-34477, and it began filing through EDGAR beginning on November 9, 2007.

ENFORCEMENT OF CIVIL LIABILITIES

AutoChina International Limited is a Cayman Islands exempted company and most of its executive offices are located outside of the United States in the People’s Republic of China. Most of its directors, officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of its assets and the assets of its directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon AutoChina International Limited or any of these persons. AutoChina International Limited intends to abide by judgments issued in U.S. courts based upon the civil liability provisions of U.S. federal or state securities laws. Notwithstanding, you may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against AutoChina International Limited or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Cayman Islands or the People’s Republic of China would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We have appointed CT Corporation System located at 111 Eighth Avenue, 13/F, New York, New York 10011 as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

$300,000,000

AUTOCHINA INTERNATIONAL LIMITED

Ordinary Shares

Preferred Shares

Warrants

Subscription Rights

Debt Securities

Units

PROSPECTUS

February 22, 2010

Until March 19, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

AUTOCHINA INTERNATIONAL LIMITED

2,000,000 Shares

Ordinary Shares

_____________________

Prospectus Supplement

_____________________

Placement Agents

Rodman & Renshaw, LLC	Chardan Capital Markets, LLC

March 23, 2010